Exhibit 2.12
EXECUTION COPY

STOCK PURCHASE AGREEMENT

BY AND AMONG

AMERICAN BLANCHING COMPANY
(the Company)
ABC PEANUT BUTTER, LLC
(the Seller)
NUTS DISTRIBUTOR OF AMERICA INC.
(the Buyer)
AND
POST HOLDINGS, INC.
(the Parent)

Dated as of August 7, 2014

i

v

LIST OF EXHIBITS
Exhibit A:    Form of Escrow Agreement

STOCK PURCHASE AGREEMENT
THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into effective as of August 7, 2014, by and among NUTS DISTRIBUTOR OF AMERICA INC., a Washington corporation (“Buyer”), POST HOLDINGS, INC., a Missouri corporation (“Parent”), AMERICAN BLANCHING COMPANY, a Georgia corporation (the “Company”), and ABC PEANUT BUTTER, LLC, a Delaware limited liability company, being the sole shareholder of the Company (the “Seller”). Certain capitalized terms used in this Agreement are defined in Section 11.1.
RECITALS
A.The Company is in the business of providing peanut blanching, granulation and roasting services and producing peanut granules, peanut paste, peanut butter and related products and performing related activities (the “Business”).
B.The Seller is the sole owner of all the issued and outstanding shares of capital stock of the Company (collectively the “Purchased Shares”).
C.The Buyer desires to purchase from the Seller, and the Seller desires to sell to the Buyer, all of the Purchased Shares on the terms and subject to the conditions contained in this Agreement.
D.The Parent has agreed to guaranty the obligations of the Buyer as provided in Section 10.14.
NOW THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the Parties, intending to be legally bound, hereby agree as follows:
ARTICLE I
PURCHASE AND SALE OF PURCHASED SHARES
Section 1.1    Sale and Transfer of Purchased Shares. On the terms and subject to the conditions contained in this Agreement, at the Closing, the Seller shall sell, convey, transfer, assign, and deliver to the Buyer, and the Buyer shall acquire from the Seller, the Purchased Shares, free and clear of any and all Encumbrances.
Section 1.2    Purchase Price. The aggregate amount to be paid by the Buyer for the Purchased Shares shall be an amount (the “Purchase Price”) equal to $128,000,000, plus or minus, as applicable, the following items:
(i)    plus the amount of Cash and Cash Equivalents;
(ii)    plus the Working Capital Adjustment (which amount may be a positive or negative number);
(iii)    minus the amount of Closing Date Indebtedness (as reflected on the Pay-Off Letters);

(iv)    minus the Transaction Expenses;
(v)    minus the Pre-Closing Tax Obligations; and
(vi)    minus the Capital Expenditures Deficit.
Section 1.3    Payment Direction Certificate. Not more than ten (10) or less than three (3) Business Days prior to the Closing, the Company shall deliver to the Buyer a certificate, signed by its Chief Financial Officer (the “Payment Direction Certificate”), setting forth in reasonable detail as of the Closing Date the Company’s good faith estimates of the following:
(a)    the amount of the estimated Closing Date Net Working Capital (as contemplated by Section 1.6) and the resulting estimate of the Working Capital Adjustment (which amount may be a positive or negative number) (the “Estimated WCA”);
(b)    the amount of the estimated Cash and Cash Equivalents (the “Estimated Cash and Cash Equivalents”);
(c)    the amount of the estimated Transaction Expenses, itemized by the Person to whom such amount is owed (the “Estimated Transaction Expenses”);
(d)    the amount of the estimated Closing Date Indebtedness, itemized by the holders thereof (the “Estimated Closing Date Indebtedness”);
(e)    the amount of the estimated Pre-Closing Tax Obligations (the “Estimated Pre-Closing Tax Obligations”);
(f)    the amount of the estimated Capital Expenditures Deficit (the “Estimated Capital Expenditures Deficit”) and
(g)    the amount of the Closing Date Cash Payment.
The Payment Direction Certificate shall also specify the wire transfer instructions with respect to the various disbursements of the Purchase Price as contemplated in Section 1.5. Within two days of receipt of the Payment Direction Certificate, the Buyer shall be entitled to review and comment on and request reasonable changes to the various components of the Payment Direction Certificate, and the Company shall cooperate with the Buyer in connection therewith and consider (but shall not be obligated to make) the Buyer’s proposed changes in good faith.
Section 1.4    Payment of Purchase Price.
(a)    At the Closing, or if the Closing does not occur on a Business Day, on the first Business Day immediately following the Closing, the Buyer shall pay the Purchase Price as follows:

(i)    An amount equal to $1,500,000 (the “Closing Adjustment Escrow Amount”) shall be deposited into the Closing Adjustment Escrow Account as provided in Section 1.9 and Section 1.10;
(ii)    An Amount equal to $10,000,000 (the “Indemnification Escrow Amount”) shall be deposited into the Indemnification Escrow Account as provided in Section 1.9 and Section 1.10.
(iii)    An amount equal to the Estimated Closing Date Indebtedness by wire transfer of immediately available funds to the holders of the Estimated Closing Date Indebtedness, in such amounts and to such accounts as specified in Payoff Letters;
(iv)    An amount equal to the Estimated Transaction Expenses to the Persons, in the amounts, and in accordance with the payment instructions set forth in the Payment Direction Certificate; and
(v)    An amount (the “Closing Date Cash Payment”) equal to (A) the sum of (1) $128,000,000, plus (2) the Estimated WCA (which amount may be a positive or negative number), plus (3) the Estimated Cash and Cash Equivalents, less (B) the sum of (1) the Closing Adjustment Escrow Amount, plus (2) the Indemnification Escrow Amount, plus (3) the Estimated Closing Date Indebtedness, plus (4) the Estimated Transaction Expenses, plus (5) the Estimated Pre-Closing Tax Obligations, plus (6) the Estimated Capital Expenditures Deficit, by (x) releasing to the Seller the Earnest Money Deposit (less the Closing Adjustment Escrow Amount and the Indemnification Escrow Amount) as provided in Section 1.9 and Section 1.10, and (y) paying the remaining balance by wire transfer of immediately available funds to an account or accounts designated by the Seller.
Section 1.5    Payoff of Certain Liabilities. The Parties acknowledge and agree that the Purchase Price assumes that, at the Closing, the Company’s only indebtedness shall be current liabilities incurred in the Ordinary Course, including trade payables and accruals. The amount of all Funded Indebtedness that remains unpaid and owing as of the close of business on the day immediately preceding the Closing Date (collectively, the “Closing Date Indebtedness”) shall be extinguished and paid in full from the Purchase Price as provided in Section 1.4(a)(iii). Prior to the Closing Date, the Company shall deliver to the Buyer letters, setting forth the payoff amounts and the payees of all Closing Date Indebtedness and Transaction Expenses, from the holders of such amounts (which letters shall include the agreement of the holder that upon payment in full of the applicable indebtedness secured by any Encumbrance, such holder shall release and terminate all such Encumbrances) (“Pay-Off Letters”).
Section 1.6    Purchase Price Calculation. The calculation of the Purchase Price shall be based upon the calculation of the Closing Date Net Working Capital, the Cash and Cash Equivalents, the Closing Date Indebtedness, the Transaction Expenses, the Pre-Closing Tax Obligations and the Capital Expenditures Deficit, each of which shall be based on the Closing Date Balance Sheet and calculated and applied in the following manner.

(a)    Closing Date Balance Sheet. Within seventy-five (75) days following the Closing Date, the Buyer will prepare and deliver to the Seller a balance sheet for the Company as of the close of business on the day immediately preceding the Closing Date (the “Closing Date Balance Sheet”) and, based thereon and on other information necessary to make the calculation, a calculation of the amount of (i) both the Closing Date Net Working Capital and any resulting Working Capital Adjustment (which will be calculated in the manner described herein), (ii) the Cash and Cash Equivalents and any resulting Cash and Cash Equivalents adjustment (which will be calculated in the manner described herein), (iii) the Closing Date Indebtedness and any resulting Indebtedness adjustment (which will be calculated in the manner described herein), (iv) the Transaction Expenses and any resulting Transaction Expenses adjustment (which will be calculated in the manner described herein), (v) the Pre-Closing Tax Obligations and any resulting Pre-Closing Tax Obligations adjustment (which will be calculated in the manner described herein), (vi) the Capital Expenditures Deficit and any resulting Capital Expenditures Deficit adjustment, and (vii) any resulting Closing Date Cash Payment Adjustment. The Closing Date Balance Sheet will be prepared in accordance with GAAP, consistently applied, and prepared applying the same accounting principles and methodologies used to prepare the Balance Sheet and applying the past practices of the Company (and where GAAP provides for a range of alternatives such past practices shall govern provided they are in accordance with GAAP). Whether or not the date as of which the Closing Date Balance Sheet is required to be prepared coincides with a fiscal quarter-end or fiscal year-end of the Company, the Parties shall use customary closing procedures for the preparation thereof, including procedures with respect to accounts and adjustments. The Parties acknowledge and agree that Schedule 1.6(a) sets forth an illustration of the calculation of the Purchase Price assuming (including the various components and line items of Net Working Capital) that the Closing Date had occurred on July 1, 2014.
(b)    Physical Inventory. For purposes of calculating the value of the Inventory reflected on the Closing Date Balance Sheet, within two days prior to the Closing Date, the Company shall take a physical count of the Inventory of the Company, and the Buyer and its representatives shall be permitted to observe such physical count. The count shall be adjusted for activity between the date of the physical inventory and the Closing Date. For purposes of counting and calculating the value of the Inventory of the Company for purposes of determining the Closing Date Net Working Capital, the Parties acknowledge and agree that (in furtherance of the rules of GAAP and historical accounting practices) (i) any finished inventory with a remaining shelf life of 6 months or less without a valid purchase order shall be excluded, (ii) any packaging inventory that is either greater than one year old or that is related to products that the Company no longer manufactures shall be excluded; and (iii) any supplies or ingredients inventory that exceeds the amounts that the Company will reasonably use or ship (based upon historical practice) before such inventory ages past the limits set forth in clause (i)–(ii) above shall be excluded.
(c)    Closing Date Net Working Capital Adjustment. For purposes of this Agreement, “Target Net Working Capital” shall be $15,938,000. For purposes of this Agreement, “Closing Date Net Working Capital” shall be defined as the Net Working Capital of the Company as of the close of business on the day immediately preceding the Closing Date. For purposes of this Agreement, “Net Working Capital” shall be defined as the Company’s current assets (excluding the amount of Cash and Cash Equivalents and current and deferred income Tax assets) less the Company’s current Liabilities (excluding the amount of Transaction Expenses, Funded Indebtedness and current and deferred income Tax Liabilities), calculated in accordance with GAAP, as consistently applied, and as set forth on Schedule 1.6(a). For purposes of this Agreement, “Working Capital Adjustment” shall be an amount equal to the Closing Date Net Working Capital less the amount of the Target Net Working Capital (which amount may be a positive or negative number).

Section 1.7    Post Closing Adjustment of Closing Date Payment.
(a)    Calculation of Closing Date Cash Payment Adjustment. Upon finalization of the Closing Date Balance Sheet, the Closing Date Cash Payment shall be increased or decreased, on a dollar-for-dollar basis, to the extent that the various estimates set forth on the Payment Direction Certificate are, on a cumulative basis, greater or less, as applicable, than the corresponding final amounts based upon the Closing Date Balance Sheet or the calculation of the Pre-Closing Tax Obligations, as applicable (the “Closing Date Cash Payment Adjustment”), as follows:
(i)    Working Capital Adjustment. The Closing Date Cash Payment shall be increased or decreased, on a dollar-for-dollar basis, to the extent that the Working Capital Adjustment is greater than or less than, respectively, the Estimated WCA.
(ii)    Cash and Cash Equivalents Adjustment. The Closing Date Cash Payment shall be increased or decreased, on a dollar-for-dollar basis, to the extent that the Cash and Cash Equivalents are greater than or less than, respectively, the Estimated Cash and Cash Equivalents.
(iii)    Transaction Expenses Adjustment. The Closing Date Cash Payment shall be increased or decreased, on a dollar-for-dollar basis, to the extent that the Transaction Expenses are less than or greater than, respectively, the Estimated Transaction Expenses.
(iv)    Indebtedness Adjustment. The Closing Date Cash Payment shall be increased or decreased, on a dollar-for-dollar basis, to the extent that the Closing Date Indebtedness is less than or greater than, respectively, the Estimated Closing Date Indebtedness.
(v)    Pre-Closing Tax Adjustment. The Closing Date Cash Payment shall be increased or decreased, on a dollar-for-dollar basis, to the extent the Pre-Closing Tax Obligations are less than or greater than, respectively, the Estimated Pre-Closing Tax Obligations; provided, however, that the Pre-Closing Tax Obligations shall not be deemed final until the expiration of the statute of limitations period applicable to the matters covered thereby and, for avoidance of doubt, any amount of the Pre-Closing Tax Obligations that shall not have been deducted for purposes of determining the Purchase Price pursuant to this Article I shall be subject to indemnification to the extent provided in Article VIII. The fact that the Pre-Closing Tax Obligations are not considered final shall not defer the date on which payments with respect to such Pre-Closing Tax Obligations are due under this Section 1.7, Section 1.8 or Article VIII.
(vi)    Capital Expenditures Deficit Adjustment. The Closing Date Cash Payment shall be increased or decreased, on a dollar-for-dollar basis, to the extent that the Capital Expenditures Deficit is less than or greater than, respectively, the Estimated Capital Expenditures Deficit.

(b)    Payment of Closing Date Cash Payment Adjustment. In the event that, in the aggregate, the Closing Date Cash Payment Adjustment results in an increase in the Closing Date Cash Payment, (i) all of the Closing Adjustment Escrow Amount shall be released to the Seller in accordance with the Escrow Agreement, and (ii) the Buyer shall pay the Closing Date Cash Payment Adjustment to the Seller. In the event that the Closing Date Cash Payment Adjustment results in a decrease in the Purchase Price, (x) the Closing Date Cash Payment Adjustment, up to the Closing Adjustment Escrow Amount, shall be released to the Buyer in accordance with the Escrow Agreement, and (y) if the Closing Date Cash Payment Adjustment exceeds the Closing Adjustment Escrow Amount, the Seller shall pay to the Buyer the remaining balance of such Closing Date Cash Payment Adjustment. If the Closing Date Cash Payment Adjustment is less than the Closing Adjustment Escrow Amount, the balance of the Closing Adjustment Escrow Amount not so applied as provided in the preceding sentence shall be released to the Seller in accordance with the Escrow Agreement. Payments due pursuant hereto by the Seller or the Buyer shall be paid in cash not later than five (5) days following the date on which the Closing Date Balance Sheet is completed and the calculations hereunder become final and binding on the Parties; provided, however, that if the final determination of the Closing Date Net Working Capital, the Cash and Cash Equivalents, the Transaction Expenses, the Closing Date Indebtedness, the Capital Expenditures Deficit and the resulting Closing Date Cash Payment Adjustment have been made, but the final determination of the Pre-Closing Tax Obligations has not been made because the Company’s Tax Return for its short taxable year ending on the Closing Date (determined in accordance with Treasury Regulation Section 1.1502-76(b) or any comparable provision of state or local requirements of Law) has not been filed by the Seller, then the actions set forth in this Section 1.7(b) shall be taken with respect to the Closing Date Net Working Capital, the Cash and Cash Equivalents, the Transaction Expenses, the Closing Date Indebtedness, the Capital Expenditures Deficit, and the resulting Closing Date Cash Payment Adjustment and any further estimate of the Pre-Closing Tax Obligations determined as of such date, and the actions set forth in this Section 1.7(b) with respect to Pre-Closing Tax Obligations shall be taken not more than two (2) Business Days after the filing of such Tax Return; provided, further, however, that the Pre-Closing Tax Obligations shall not be deemed final until the expiration of the statute of limitations period applicable to the matters covered thereby and, for avoidance of doubt, any amount of the Pre-Closing Tax Obligations that shall not have been deducted for purposes of determining the Purchase Price pursuant to this Article I shall be subject to indemnification to the extent provided in Article VIII.
Section 1.8    Disputes Regarding Closing Date Balance Sheet, Calculation of the Closing Date Cash Payment Adjustment.
(a)    If the Seller disagrees with the amounts of any of the Closing Date Net Working Capital, the Cash and Cash Equivalents, the Transaction Expenses, the Closing Date Indebtedness or the Capital Expenditures Deficit, or the amount of the Closing Date Cash Payment Adjustment, as calculated using the Closing Date Balance Sheet (including, without limitation, any claim that any of the foregoing were calculated in a manner inconsistent with the terms of this Agreement), the Seller shall notify the Buyer of such disagreement in writing specifying in detail the particulars of such disagreement within sixty (60) days after the Seller’s receipt of the Closing Date Balance Sheet and the amounts of the Closing Date Net Working Capital, the Cash and Cash Equivalents, the Transaction Expenses, the Closing Date Indebtedness, the Pre-Closing Tax Obligations, the Capital Expenditures Deficit and the resulting Closing Date Cash Payment Adjustment prepared by the Buyer; provided, however, that in the event the Pre-Closing Tax Obligations are determined at the time specified in Section 1.8(b), with respect to any disagreement relating to the determination of Pre-Closing Tax Obligations only, the time periods specified above in this Section 1.8(a) shall be measured from the date of such determination. The Seller and the Buyer shall use reasonable efforts for a period of thirty (30) days after the Buyer’s receipt of such notice (or such longer period as the Seller and the Buyer may mutually agree upon) to resolve any disagreements raised by the Seller with respect to the amounts of the Closing Date Net Working Capital, the Cash and Cash Equivalents, the Transaction Expenses, the Closing Date Indebtedness, the Pre-Closing Tax Obligations, the Capital Expenditures Deficit and any resulting Closing Date Cash Payment Adjustment. During any such period of dispute, the Seller shall have reasonable access to the working papers of the Company, the Buyer, and their respective accountants relating to the Closing Date Balance Sheet and the amounts of the Closing Date Net Working Capital, the Cash and Cash Equivalents, the Transaction Expenses, the Closing Date Indebtedness, the Pre-Closing Tax Obligations, the Capital Expenditures Deficit and the amount of any adjustment pursuant to Section 1.7(a)(i)-(vi) prepared by the Buyer and calculated using the Closing Date Balance Sheet.

(b)    If, at the end of such period described in Section 1.8(a), the Seller and the Buyer do not resolve such disagreements, the Seller and the Buyer shall promptly select a mutually acceptable independent accounting firm of recognized national standing to review the Closing Date Balance Sheet, the amounts of and methodology of calculating the Closing Date Net Working Capital, the Cash and Cash Equivalents, the Transaction Expenses, the Closing Date Indebtedness, the Capital Expenditures Deficit and any resulting Closing Date Cash Payment Adjustment prepared by the Buyer in accordance with the procedures described herein and calculated using the Closing Date Balance Sheet, and resolve any remaining disagreements regarding the foregoing items; provided, however, that the accounting firm shall not review the Pre-Closing Tax Obligations. If the Seller and the Buyer cannot agree upon an accounting firm, they shall choose an accounting firm by lot from those “Big 4” accounting firms having no material relationship to any of the Seller, the Buyer or the Company. The determination by such independent accounting firm applying the procedures described herein shall be final, binding, and conclusive on the Parties and judgment may be entered thereon in a court of competent jurisdiction; provided, however, that the Pre-Closing Tax Obligations shall not be deemed final until the expiration of the statute of limitations period applicable to the matters covered thereby and, for avoidance of doubt, any amount of the Pre-Closing Tax Obligations that shall not have been deducted for purposes of determining the Purchase Price pursuant to this Article I shall be subject to indemnification to the extent provided in Article VIII. The Seller and the Buyer shall make their respective submissions to the independent accounting firm within thirty (30) days after selecting such firm pursuant to this Section 1.8(b). The Seller and the Buyer shall use reasonable efforts to cause such independent accounting firm to make its determination within thirty (30) days after accepting its selection. The fees and expenses of such independent accounting firm shall be shared by the Seller and the Buyer as follows: of the aggregate amount in dispute, if the independent accounting firm adopts the Seller’s position absolutely, the Buyer shall pay all such fees and expenses, and if the independent accounting firm adopts the Buyer’s position absolutely, the Seller shall pay all such fees and expenses. If the independent accounting firm adopts a compromise between the two positions, then the Seller and the Buyer shall share the fees and expenses in inverse proportion to the relative success of each Party, with the more successful Party bearing a proportionately smaller share of the fees and expenses.

(c)    For the avoidance of doubt, unless otherwise jointly agreed to by the Buyer and the Seller, (i) the accounting firm shall not review the Pre-Closing Tax Obligations; and (ii) the Buyer and the Seller shall negotiate in good faith to resolve any dispute as to the Pre-Closing Tax Obligations in accordance with Section 6.6(a) (relating to the preparation and review of Tax Returns). In the event that after good faith negotiations the parties cannot agree, then the Purchase Price shall be adjusted by the amounts or items that are not disputed, and any remaining adjustments attributable to any disputed item shall be made based on, and determined at the time, the Tax Returns that include the Pre-Closing Tax Obligations relating to the disputed items are filed.
Section 1.9    Escrow Agreement. On the date hereof, the Buyer, the Seller and Wells Fargo Bank, National Association (the “Escrow Agent”) have entered into an Escrow Agreement substantially in the form of Exhibit A hereto (the “Escrow Agreement”) providing for the deposit of the Earnest Money Deposit pursuant to Section 1.10 and the establishment of (a) an escrow account (the “Indemnification Escrow Account”) with the Escrow Agent to secure any payments to be made by the Seller pursuant to Article VIII hereof, and (b) an escrow account (the “Closing Adjustment Escrow Account”) with the Escrow Agent to secure any payments to be made by the Seller pursuant to Section 1.7(b). At the Closing, (x) a portion of the Earnest Money Deposit equal to the Indemnification Escrow Amount shall be deposited into the Indemnification Escrow Account, (y) a portion of the Earnest Money Deposit equal to the Closing Adjustment Escrow Amount shall be deposited in the Closing Adjustment Escrow Account, and (z) the remainder of the Earnest Money Deposit shall be released to the Seller. The Indemnification Escrow Amount shall be distributed from the Indemnification Escrow Account to the Buyer or the Seller, as the case may be, pursuant to the terms of the Escrow Agreement.
Section 1.10    Earnest Money Deposit. Not later than the end of the first Business Day after the date hereof, the Buyer shall deposit $14,000,000 cash with the Escrow Agent (the “Earnest Money Deposit”) pursuant to the Escrow Agreement. If the Transactions contemplated hereby are consummated, (a) a portion of the Earnest Money Deposit equal to the Indemnification Escrow Amount shall be deposited into the Indemnification Escrow Account pursuant to Section 1.9 to secure any payments to be made by the Seller pursuant to Article VIII hereof, (b) a portion of the Earnest Money Deposit equal to the Closing Adjustment Escrow Amount shall be deposit in the Closing Adjustment Escrow Account pursuant to Section 1.9 to secure any payments to be made by the Seller pursuant to Section 1.7(b), and (c) the remainder of the Earnest Money Deposit shall be released to the Seller. If the Transactions contemplated by this Agreement shall not be consummated, then the Earnest Money Deposit shall be delivered to either the Buyer or the Seller as provided in Section 9.2. The Parties agree that for U.S. federal income Tax purposes, the Buyer shall be treated as the owner of the Earnest Money Deposit until either Closing occurs or this Agreement is terminated, and the Buyer shall pay all Taxes with respect to any earnings thereon (but shall receive a distribution of all such earnings on the earlier of (i) five (5) days after the end of each calendar quarter, or (ii) the Closing Date). Until either the Closing occurs or this Agreement is terminated, any earnings on the Earnest Money Deposit shall be the property of the Buyer. If this Agreement is not terminated prior to the Closing, ownership of the Earnest Money shall be determined as provided in the Escrow Agreement

ARTICLE II
CLOSING; CLOSING DELIVERIES; POST-CLOSING ACTS
Section 2.1    Closing. Subject to the satisfaction of the conditions precedent to closing described in Article VII, the closing (the “Closing”) of the transactions contemplated by this Agreement and the Ancillary Agreements (the “Transactions”) will take place at 10:00 a.m. Central Time on the later to occur of (a) the first Business Day of the month immediately following the month during which each of the conditions set forth in Article VII are satisfied or waived (other than those conditions that by their terms cannot be satisfied until the Closing), or (b) November 1, 2014 at 12:01 a.m. Central Time, or at such other date and time as mutually agreed to by the Parties (the “Closing Date”), and shall be consummated by exchanging documents via facsimile, e-mail and/or overnight courier.
Section 2.2    Deliveries and Actions Taken at Closing.
(a)    Deliveries by the Company and the Seller. To effect the Transactions, the Company and the Seller (as applicable) will, at the Closing, and as a condition to Closing, deliver to the Buyer the following documents, in each case duly executed or otherwise in proper form:
(i)    original certificates representing all of the Purchased Shares (or affidavits of lost certificates and corresponding indemnity agreements if necessary), duly endorsed in blank for transfer or accompanied by duly executed stock powers, together with any required transfer or documentary stamps attached, free and clear of all Encumbrances;
(ii)    the Seller’s Certificate of Formation certified by the Secretary of State of the State of Delaware and dated within three (3) Business Days prior to the Closing Date;
(iii)    a certificate of good standing of the Seller issued by the Secretary of State of the State of Delaware and dated within three (3) Business Days prior to the Closing Date;
(iv)    the Company’s Articles of Incorporation certified by the Secretary of State of the State of Georgia and dated within three (3) Business Days prior to the Closing Date;
(v)    a certificate of good standing of the Company issued by the Secretary of State of the State of Georgia and dated within three (3) Business Days prior to the Closing Date;
(vi)    a Secretary’s Certificate for the Company certifying (A) the Bylaws of the Company (B) the incumbency of the officers executing documents executed and delivered in connection herewith, and (C) copies of resolutions of the Seller and the Board of Directors of the Company authorizing the execution, delivery, and performance of this Agreement and the Ancillary Agreements;

(vii)    a Manager’s Certificate for the Seller certifying (A) the incumbency of the officers or managers executing documents executed and delivered in connection herewith, and (B) copies of resolutions of the Board of Managers of the Seller authorizing the execution, delivery, and performance of this Agreement and the Ancillary Agreements;
(viii)    the Company’s Compliance Certificate;
(ix)    an affidavit from the Seller dated as of the Closing Date, in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code stating that Seller is not a foreign person within the meaning of Section 1445 of the Code;
(x)    the Material Contract Consents, the Closing Condition Amendments and those authorizations, registrations, consents, approvals, notices and filings referred to in Schedule 3.8(a);
(xi)    evidence of payment in full of any Funded Indebtedness occurring after the date hereof and prior to the Closing Date, including releases of any guarantees and terminations of any Encumbrances with respect to Funded Indebtedness;
(xii)    the Pay-Off Letters;
(xiii)    the resignations from all members of the Board of Directors of the Company;
(xiv)    evidence that the Management Agreements have been terminated;
(xv)    the Release Agreement; and
(xvi)    such other documents, instruments, and certificates as the Buyer or its counsel or counsel to the Buyer’s or its Affiliate’s lenders reasonably deems necessary to consummate the Transactions and to vest, perfect or confirm of record or otherwise in the Buyer any and all right, title and interest in, to and under all of the Assets of the Company acquired or to be acquired by the Buyer as a result of, or in connection with, the Transactions, and such other certificates of authority and documents as the Buyer reasonably requests.
(b)    Deliveries by the Buyer. To effect the Transactions, and in addition to the payment of the Purchase Price contemplated by Section 1.4, the Buyer will, at the Closing, and as a condition to Closing, deliver to the Seller the following documents, in each case duly executed or otherwise in proper form:
(i)    a copy of (A) the Buyer’s Articles of Incorporation certified by the State of Washington and (B) the Parent’s Articles of Incorporation certified by the State of Missouri, each dated within three (3) Business Days prior to the Closing Date;
(ii)    a Secretary’s Certificate of the Buyer certifying (A) the Bylaws of the Buyer, and (B) resolutions of the Board of Directors of the Buyer authorizing the execution, delivery, and performance of this Agreement and the Ancillary Agreements;

(iii)    a Secretary’s Certificate of the Parent certifying (A) the Bylaws of the Parent, and (B) resolutions of the Board of Directors of the Parent authorizing the execution, delivery, and performance of this Agreement and the Ancillary Agreements to which it is a party;
(iv)    the Buyer’s Compliance Certificate;
(v)    a certificate of good standing for (A) the Buyer issued by the Secretary of State of the State of Washington and (B) the Parent issued by the Secretary of State of the State of Missouri, each dated within three (3) Business Days prior to the Closing Date; and
(vi)    such other documents, instruments and certificates as the Seller or their counsel reasonably deem necessary to consummate the Transactions.
(c)    Form of Instruments. To the extent that a form of any document to be delivered under this Agreement is not attached as an Exhibit, such documents will be in form and substance, and will be executed and delivered in a manner, reasonably satisfactory to the Buyer and the Seller.
(d)    If the Closing does not occur on a Business Day, the deliveries required by Section 2.2(a) and (b) shall be delivered to the Parties’ respective counsel on the Closing Date, to be held in trust and released by them on the first Business Day immediately following the Closing upon payment of the Purchase Price.
Section 2.3    Post-Closing Acts. At any time, and from time to time after the Closing Date, without the payment of any further consideration, the Parties shall duly execute, acknowledge, and deliver all documents, agreements, and/or instruments and will use their respective reasonable best efforts to take such other action consistent with the terms of this Agreement and the Ancillary Agreements, as may be necessary or desirable for the purpose of giving effect to this Agreement, the Ancillary Agreements and the Transactions, at each Party’s own expense.
ARTICLE III
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY
The Company, on behalf of itself and the Seller, represents and warrants to the Buyer and the Parent as of the date of this Agreement and as of the Closing as follows:
Section 3.1    Organization and Qualification. The Company is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Georgia. The Company has full corporate power and authority to conduct and carry on the Business as and where it is presently being conducted by the Company and to own, operate and lease the Assets. The Company is a corporation duly qualified to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased, or operated by it, or the nature of the Business, makes such qualification necessary, including each of the jurisdictions as set forth on Schedule 3.1, except where the failure to be so qualified would not be reasonably likely to have a Material Adverse Effect. Complete and correct copies of the Articles of Incorporation and Bylaws of the Company, including all amendments, have previously been provided to counsel for the Buyer. The Company engages in no material business or activities other than in furtherance of the Business.

Section 3.2    Authority; Enforceability.
(a)    The Company has all requisite power, right and authority, without the consent of any other Person (other than as required by the HSR Act and as set forth on Schedule 3.6(b), Schedule 3.7 and Schedule 3.8(a)), to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations under such agreements and to consummate the Transactions, and there is no provision in the Company’s Articles of Incorporation or in its bylaws which prohibits or limits the Company’s ability to consummate the Transactions. The execution and delivery of this Agreement, the Ancillary Agreements, and all other instruments and certificates to be delivered at the Closing by the Company and the consummation by the Company of the Transactions have been duly approved by the board of directors and shareholders of the Company. No other proceeding on the part of the Company or the Seller is necessary to authorize this Agreement, the Ancillary Agreements, and the other instruments and certificates to be delivered by the Company under this Agreement, or the consummation of the Transactions.
(b)    This Agreement, the Ancillary Agreements, and the other instruments and certificates to be delivered by the Company has been (or, if to be executed or delivered after the date of this Agreement, will be) duly executed and delivered by the Company and are (or, when executed, will be) legal, valid, and binding obligations of the Company enforceable against the Company in accordance with their terms.
Section 3.3    Capitalization.
(a)    The authorized capital stock of the Company consists solely of Ten Thousand shares of Common Stock, of which One Hundred shares of Common Stock are issued and outstanding. There are no authorized shares of preferred stock. Except as described in Schedule 3.3(a), no shares of the Company’s capital stock are reserved for issuance. The Purchased Shares: (i) constitute, and at Closing will constitute, 100% of all of the issued and outstanding shares of capital stock of the Company; (ii) are validly authorized and duly issued, fully paid, and nonassessable; and (iii) are, and immediately prior to the Closing will be, owned beneficially and of record entirely by the Seller. No Purchased Shares were issued in violation of any preemptive rights (whether statutory or contractual), first refusal rights, or other subscription rights of any shareholder of the Company or any other Person, and all Purchased Shares were offered and sold in compliance with all applicable securities Laws. There are no outstanding options, warrants, calls, puts, subscriptions, agreements, or other commitments by the Company or the Seller (w) to issue, transfer, or sell any additional shares of the Company’s capital stock, (x) to pay any dividends on such shares, or (y) to purchase, redeem, or retire any outstanding shares of its capital stock. There are not outstanding any securities or obligations that are convertible into or exchangeable for any shares of capital stock of the Company. There are no stock appreciation rights, phantom stock, or similar rights in existence with respect to the Company. The Company is not a party to any voting trust or other Contract with respect to the voting, redemption, purchase, registration, sale, transfer or other disposition of the Company’s capital stock.

(b)    Except as set forth on Schedule 3.3(b), the Company does not own, and in the last five (5) years has not owned of record or beneficially, directly or indirectly, any shares of capital stock, any participating interest, any membership interest, or other equity interest in any corporation, partnership, limited liability company, joint venture, trust, or other Person, or securities convertible into any capital stock or other equity interest of any Person.
Section 3.4    Assets. Except as set forth in Schedule 3.4, the Company has, and immediately prior to Closing will have, good, marketable and indefeasible title (or in the case of leased personal property, a good, valid and insurable leasehold interest) to all of the Assets, subject to no Encumbrances or restrictions on transfer except for Permitted Encumbrances, all of which Encumbrances or restrictions on transfer (other than Permitted Encumbrances) shall be terminated prior to Closing. Except as set forth in Schedule 3.4, the tangible Assets are in good working order, repair, and condition (ordinary wear and tear excepted), have been maintained in accordance with normal industry practice, and are suitable for the purposes for which they are presently used. Except as set forth on Schedule 3.4, the Company owns or validly leases all assets, properties and rights used in, or held for use in, the Business as presently conducted. Except as set forth in Schedule 3.4, no Asset used in, or held for use in, the Business is leased from or owned by the Seller or any Affiliate of the Company or the Seller. The Assets include all the assets, properties, and rights used to operate, and necessary to the operation and conduct of, the Business as currently conducted. Other than this Agreement, there are no outstanding options to purchase any of the Assets or any portion thereof or any interest therein.
Section 3.5    Company Real Estate.
(a)    Schedule 3.5(a) sets forth a true, correct and complete list of each and every parcel of real property owned in fee simple by the Company (together with all buildings, structures, and improvements thereon and appurtenances thereto, the “Owned Real Property”), together with the physical street address thereof. The Company is the sole and exclusive legal and equitable owner of all right, title and interest in and has good, marketable and insurable title in fee simple absolute to all Owned Real Property, including the buildings, structures, fixtures, sidetracks and improvements situated thereon and appurtenances thereto, which, in each case at Closing, will be free and clear of all tenancies and other possessory interests, conditional sale or other title retention agreements, easements, rights of way, covenants, restrictions, reservations, options or rights of first refusal or offer to purchase or lease, defects in title, encroachments and other Encumbrances.
(b)    The Company has delivered to the Buyer accurate, correct and complete copies of all deeds, existing title insurance policies, title commitments or reports, surveys, environmental audits and similar reports, certificates of occupancy, and appraisals, if any, with respect to each parcel of the Owned Real Property.
(c)    Schedule 3.5(c) contains (i) a true, correct and complete list (including the street address, landlord/lessor, and tenant/lessee) of each leasehold interest of the Company in real property (the “Leased Real Property”) and (ii) a true, correct and complete list of all leases, subleases, licenses and other agreements for the use and occupancy by the Company of the Leased Real Property, together with all modifications, amendments and supplements thereto (each individually, as amended or modified, a “Lease” and collectively, the “Leases”) and all existing estoppels and non-disturbance agreements related thereto. The Owned Real Property and the Leased Real Property shall be referred to in this Agreement collectively as the “Company Real Estate”.

(d)    The Company has delivered to the Buyer true, correct and complete copies of all Leases and all existing estoppels and non-disturbance agreements related thereto. No Lease has been amended or modified except as listed in Schedule 3.5(c). Except as set forth in Schedule 3.5(c), to the Knowledge of the Company, no landlord/lessor under any Lease has assigned its interest in the Lease. Each Lease is in full force and effect and is a legal, valid and binding agreement enforceable against the parties thereto in accordance with its terms. Except as disclosed in Schedule 3.5(d), the Company has performed in all material respects all obligations required to be performed by it under each Lease. To the Knowledge of the Company, except as disclosed in Schedule 3.5(d), no party to any Lease (other than the Company) is (with or without the lapse of time or the giving of notice or both) in breach or default in the payment of any amount or in the performance of any other obligation thereunder. To the Knowledge of the Company, there are no material disputes with any lessor, sublessor, lessee or sublessee under any Lease; and no party to any Lease has delivered a written demand for early termination thereof. The Company has not received any notice of any uncured breach or violation of any provision of any Lease, nor has the Company given any notice of any uncured breach or violation of any provision of any Lease to any other party under any Lease. Each Lease that contains a change in control, assignment, or other transfer by operation of law provision that requires the consent or approval of any Person in connection with the Transactions is appropriately identified as such on Schedule 3.5(c) and Schedule 3.8(a).
(e)    Except as disclosed on Schedule 3.5(e),the Company has not been a party to any lease, license or occupancy agreement related to any real property that expired, terminated, or was assigned by the Company to a third party (without a release of the Company from the obligations thereunder) within the past sixty (60) months.
(f)    Except as disclosed on Schedule 3.5(f), no option or right of first refusal or offer to purchase or lease or any similar right to purchase or lease has been granted by or to the Company with respect to any Company Real Estate, or portion thereof.
(g)    Except as listed in Schedule 3.5(g), there are no appurtenant easements benefitting any parcel of Owned Real Property necessary for or useful to the continued use and operation or conduct of the Business as presently conducted.
(h)    All tangible personal property, including all Fixtures and Equipment, of the Company are located at the Company Real Estate. The Company Real Estate, including all buildings, fixtures and other improvements are fit and sufficient for the continued use and operation or conduct of the Business as presently conducted.
(i)    All buildings, fixtures, and other improvements located on or comprising the Owned Real Property (i) have been constructed, operated, maintained and repaired in accordance with all Laws, Encumbrances, and Permits and Licenses and are in good working order and repair (ordinary wear and tear excepted), including the roof, the foundation and all mechanical systems thereof, (ii) have legal access to public rights of way, and (iii) are supplied with utilities and other services reasonably necessary for the continued use and operation or conduct of the Business as presently conducted and such utility facilities are located in easements dedicated for the purpose of their use.

(j)    Each parcel of the Company Real Estate is presently zoned for the current use and such zoning is adequate for the use and operation or conduct of the Business as presently conducted.
(k)    The Company has not received any written notice (i) of any uncured violation of any building code, zoning ordinance, or other Law or Permits and Licenses affecting any Company Real Estate, or portion thereof, (ii) of any existing, pending or threatened zoning, building code or other moratorium proceedings which could reasonably be expected to adversely affect the ability to operate or further develop any Company Real Estate, or portion thereof; or (iii) that it lacks any Permits and Licenses required for the use and operation of any Company Real Estate, or portion thereof.
(l)    There are no pending, or to the Knowledge of the Company, proposed or threatened condemnation or eminent domain actions or proceedings or zoning changes affecting the Company Real Estate, or any material portion thereof.
(m)    Neither the whole nor any material portion of any Company Real Estate has been materially damaged or destroyed by fire or other casualty that has not been repaired.
(n)    Except as set forth on Schedule 3.5(n), no portion of any building or other material improvement on any Owned Real Property is located within any “Special Flood Hazard Area” designated by the United States Department of Housing and Urban Development or Federal Emergency Management Agency, or in any area similarly designated by any Governmental Authority; and the location of any portion of any Owned Real Property within a flood plain or Special Flood Hazard Area does not negatively impact the marketability or value of such Owned Real Property for purposes of its current use. No portion of any Owned Real Property is located within a watershed area imposing restrictions upon the use of such Owned Real Property or any part thereof.
Section 3.6    Material Contracts.
(a)    Schedule 3.6(a) sets forth a list as of the date of this Agreement of each of the following types of Contracts to which the Company is a party or otherwise bound (collectively, the “Material Contracts”):
(i)    any individual, written employment, retention, change in control bonus or severance agreements to which the Company is a party with respect to any employee of the Company;
(ii)    any Contract containing covenants of the Company not to compete in any line of business or with any Person in any geographical area or not to hire or solicit any Person or granting exclusivity of the sale of any of the Company’s products to any Person or granting any Person most favored nation or similar status;

(iii)    any Contract under which (A) the Company is lessee of, or holds or uses, any machinery, equipment, vehicle or intangible personal property owned by a third party or (B) the Company is a lessor or sublessor of, or makes available for use by any third party, any tangible personal property owned or leased by the Company, in any case which has future required scheduled payments in excess of $100,000 per annum and is not terminable by the Company upon notice of 60 calendar days or less without penalty or other payment;
(iv)    any Contract which creates a partnership, joint venture, profit sharing or similar arrangement;
(v)    any Contract relating to the incurrence, assumption or guarantee of indebtedness, including any Funded Indebtedness, or the making of any loans or advances, in each case other than trade payables;
(vi)    any Contract under which the Company has advanced or loaned any other Person amounts, except oral contracts for employment at-will and contracts that will be repaid or otherwise satisfied at or prior to Closing;
(vii)    any Contract involving the resolution or settlement of any actual or threatened litigation, arbitration, claim or other dispute against the Company pursuant to which the Company has material continuing obligations as of the date hereof;
(viii)    any Contract for the sale of any of the Assets, other than in the Ordinary Course of Business, for consideration in excess of $50,000;
(ix)    any Contract for the sale or other disposition of any Company Real Estate or portion thereof;
(x)    any other Contract which involves the expenditure or receipt of more than $50,000 annually that are not terminable by the Company without penalty on notice of ninety (90) days or less, other than purchase orders for Inventory and sale of product in the Ordinary Course of Business;
(xi)    any Contract relating to the acquisition of any operating business or the capital stock or equity interest of any other Person;
(xii)    any Contract in effect with any officer, director or shareholder or member (as applicable) of the Company or the Seller;
(xiii)    any Contract that requires the Company to purchase a material amount of its requirements of any product from a third party;
(xiv)    any Contract that requires the Company to sell a material amount of production of any product to a third party;
(xv)    any Contract for any labor or material or improvement which relates to any Company Real Estate, in each case which has an aggregate future liability to any Person in excess of $50,000;

(xvi)    any sales agency or distribution Contract involving annual consideration in excess of $100,000 and which is not terminable by the Company by notice of not more than sixty (60) days;
(xvii)    any Contract providing for rebates, discounts, bonuses or commissions with customers or suppliers in excess of $50,000 (or in excess of $200,000 for all such Contracts);
(xviii)    any Contract with a Governmental Authority (other than purchase orders for products in the Ordinary Course of Business) in excess of $100,000;
(xix)    any co-packing or co-manufacturing Contract with respect to the packaging or distribution of any product;
(xx)    (A) any Contract, commitment or arrangement for the future purchase of materials, supplies, equipment, raw materials, inventory, packaging or commodities, (B) any management, service or other similar Contract, or (C) any advertising Contract, in any such case which has an aggregate future liability or obligation to any Person in excess of $50,000 and is not terminable without penalty by the Company by notice of not more than sixty (60) days;
(xxi)    any Contract, commitment or arrangement or other licensing agreement (including for software) with respect to any Intellectual Property (other than in the case of computer software that is generally available to the public in the retail marketplace, for which the licenses are non-exclusive); or
(xxii)    any other Contract not included in clauses (i) through (xxi) above or set forth on any of the other sections of the Disclosure Schedules to which the Company is a party and which has future required scheduled payments to or by the Company in excess of $200,000 per annum and is not terminable by the Company upon notice of 60 calendar days or less without penalty or other payment (other than purchase orders entered into in the Ordinary Course of Business).
(e)    The Company has delivered to, or made available for inspection by, the Buyer a copy of each Material Contract. Each Material Contract is in full force and effect, and valid, binding, and enforceable against the Company and, to the Knowledge of the Company, the other party(ies) thereto, in accordance with its respective terms. Except as disclosed on Schedule 3.6(b), the Company and, to the Knowledge of the Company, each other party that is a signatory to a Material Contract, has performed all material obligations required to be performed by it to date under the Material Contracts, including, for the avoidance of doubt, any obligation of the Company thereunder to maintain any “safety stock” or other minimum amount of supplies, products or inventory, and is not (with or without lapse of time or the giving of notice, or both) in breach or default thereunder where any such failure to perform or any such breach or default would, individually or in the aggregate, have a Material Adverse Effect. Each Material Contract that requires the consent or approval of any Person in connection with the Transactions (“Material Contract Consents”) is appropriately identified as such on Schedule 3.6(b).

Section 3.7    Permits and Licenses. All Permits and Licenses held by the Company are listed on Schedule 3.7 and the Company has delivered to, or made available for inspection by, the Buyer complete copies of all such Permits and Licenses of the Company. The Company has all Permits and Licenses necessary for the conduct of, or relating to the operation of, the Business, including each parcel of the Company Real Estate, as now being conducted, except as set forth on Schedule 3.7 and except where the failure to hold or obtain any such Permit(s) or Licenses(s) would not be reasonably likely to have a Material Adverse Effect. Except as set forth on Schedule 3.7, all Permits and Licenses of the Company are valid and in full force and effect. There is not now pending nor, to the Knowledge of the Company, threatened or any basis for, any Action by or before any Governmental Authority to revoke, cancel, rescind, modify, or refuse to renew in the Ordinary Course of Business any of such Permits and Licenses. Except as set forth on Schedule 3.7, no notice to, declaration, filing, or registration with, or Permit from, any Governmental Authority or any other Person is required to be made or obtained by the Company or the Seller in connection with the execution, delivery, or performance of this Agreement by the Company and the Seller and the consummation of the Transactions.
Section 3.8    No Conflict or Violation.
(a)    Except for obtaining the Material Contract Consents or as otherwise set forth on Schedule 3.8(a), none of the execution, delivery, or performance of this Agreement and the Ancillary Agreements, the consummation of the Transactions, or compliance by the Company with any of the provisions of this Agreement will: (i) violate or conflict with any provision of the Articles of Incorporation or Bylaws of the Company; (ii) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, modification, cancellation or acceleration under, any of the terms, conditions or provisions of any Contract, indebtedness, note, bond, indenture, security or pledge agreement, commitment, license, lease, franchise, permit, agreement, or other instrument or obligation (A) to which the Company is a party or (B) by which any Asset is or the Purchased Shares are bound; (iii) violate any statute, rule, regulation, ordinance, code, order, judgment, ruling, writ, injunction, decree, or award; or (iv) impose any Encumbrance on the Assets or Purchased Shares, other than any Permitted Encumbrance.
(b)    Except as set forth on Schedule 3.8(a) or as required by the HSR Act, no authorization, registration, consent or approval of, notice to, or filing with any third Person or Governmental Authority is necessary for the execution, delivery or performance of this Agreement or the Ancillary Agreements or the consummation of the Transactions.
Section 3.9    Financial Statements.
(a)    The Company has previously delivered to the Buyer the Financial Statements, which are attached as Schedule 3.9(a). The Financial Statements present fairly, in all material respects, the financial position of the Company as of the dates referred to for such Financial Statements, and the results of its operations, cash flows and shareholders’ equity for the periods referred to therein, in conformity with GAAP applied on a consistent basis throughout such periods (except as may be indicated in the notes thereto and subject, in the case of the unaudited financial statements, to the lack of footnote disclosure and changes resulting from year-end adjustments, none of which are expected to be material).

(b)    Except as set forth on Schedule 3.9(b), the Company has no Liabilities whatsoever (whether matured or unmatured, known or unknown, fixed or contingent or otherwise), except (i) Liabilities that are reflected on or reserved against in the Interim Balance Sheet or disclosed in the notes thereto, (ii) Liabilities that have arisen since June 28, 2014 in the Ordinary Course of Business (none of which result from, arise out of, relate to, or are in the nature of or caused by any breach of contract, tort, infringement, or violation of Law), and (iii) such Liabilities specifically disclosed in another section of the Disclosure Schedules.
(c)    The Company has not been notified in writing by its independent public accounting firm or licensed public accountants that such firm is of the opinion that any of the Financial Statements should be restated or that the Company should materially modify its accounting or auditing practices, procedures or methodologies in future periods.
(d)    A schedule of the Funded Indebtedness of the Company as of June 28, 2014 is attached hereto as Schedule 3.9(d).
Section 3.10    Absence of Certain Changes. Except as disclosed in Schedule 3.10, since December 28, 2013, the Company has conducted the Business only in the Ordinary Course and there has not occurred:
(a)    any Material Adverse Change;
(b)    any damage to, or destruction or loss of, any Asset (whether or not covered by insurance) that would require expenditures in excess of $250,000 in the aggregate to repair or replace;
(c)    any change by the Company in its accounting methods, principles, or practices except as required by any change in GAAP;
(d)    any transfer, assignment, sale or other disposition of or Encumbrance (other than a Permitted Encumbrance) upon any Assets (including any material damage, destruction or loss (whether or not covered by insurance)), except (i) sales of inventory in the Ordinary Course of Business and (ii) dispositions of obsolete or worthless assets;
(e)    any cancellation of any indebtedness owed to or held by the Company;
(f)    any execution, implementation, amendment or termination of any employment, bonus, deferred compensation, severance, or Employee Benefit Plan or other compensation agreement or collective bargaining agreement pertaining to any employee of the Company;
(g)    any binding commitment for capital expenditures or individual commitment in excess of $250,000 that is not otherwise included in the expenditure information set forth on Schedule 3.10(g);

(h)    any amendment of the Company’s Articles of Incorporation or Bylaws;
(i)    any issuance, adjustment, split, combination, or reclassification of any capital stock of the Company or units, securities or equity interest convertibles into shares of capital stock of the Company;
(j)    any grant to any Person of any right to acquire any shares of its capital stock, other than to the Buyer pursuant to this Agreement;
(k)    the filing of any Tax elections;
(l)    any incurrence, assumption or guarantee of any indebtedness for borrowed money in excess of $100,000 except unsecured current obligations and Liabilities incurred in the Ordinary Course of Business;
(m)    adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;
(n)    any acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof; or
(o)    any Contract, commitment, agreement or understanding to undertake any of the foregoing.
Section 3.11    Books and Records. All Books and Records delivered to the Buyer by the Company are complete and accurate in all material respects and reflect the Business as conducted by the Company. The Company has given the Buyer and the Parent reasonable access to, and permitted the Buyer and the Parent to make reasonable examinations of, the Books and Records.
Section 3.12    Litigation. Except as set forth in Schedule 3.12, since January 1, 2010, there has not been and there is not currently pending or, to the Knowledge of the Company, threatened or anticipated, any action, order, writ, injunction, judgment, or decree outstanding or any claim, complaint, inquiry, suit, litigation, proceeding, hearing, dispute, arbitration, or action (collectively, “Actions”) (a) against or involving the Company, the Business, any Company Real Estate or other Assets, the Products or any officers or directors of the Company (in their capacities as such), (b) against or involving the Company that, individually or in the aggregate, would be reasonably expected to have the effect of preventing, delaying, limiting, enjoining or otherwise interfering with any of the Transactions or payments contemplated hereunder; (c) involving the risk of criminal liability; or (d) involving the Company as plaintiff, including any derivative suits brought by or on behalf of the Company. Except as set forth in Schedule 3.12, no judgment, order, writ, injunction, plan or decree of any court or other Governmental Authority or arbitrator affecting the Company, the Business, the Assets or the Products has been entered which is presently in effect and, to the Knowledge of the Company, the Company is not in breach or default with respect to any such judgment, order, writ, injunction, plan or decree. There are no unsatisfied judgments or orders against the Company, the Business, the Assets or the Products.

Section 3.13    Compliance with Law. Except as shown in Schedule 3.13, since January 1, 2010, the Company in the conduct of the Business has not materially violated any, and is in compliance in all material respects with, all applicable Laws relating to the Company, the Assets, or the Business. The Company has not received any notice alleging (or any notice of any investigation related to) any violation by the Company of any Law, which notice has not been finally resolved as of the date of this Agreement.
Section 3.14    Intellectual Property.
(a)    Company Intellectual Property. Schedule 3.14(a) sets forth a complete and accurate list of each of the following owned, used, or held for use by the Company in the conduct of its business: (i) issued patents and pending patent applications; (ii) registered trademarks and service marks and applications for registration of trademarks and service marks and material common law trademarks; (iii) copyright registrations and applications for registration of copyrights; and (iv) internet domain name registrations, and specifying as to each, as applicable, the (w) owner of the item, (x) the jurisdiction in which the item registered or issued, or in which any application has been filed, (y) the respective issuance, registration, or application number, and (z) the date of application and issuance or registration of any item. Schedule 3.14(a) sets forth material licenses pertaining to Intellectual Property that any third Person owns and that the Company uses in the conduct of its business, excluding off-the-shelf, shrink-wrap, click-wrap licenses or other licenses for commercially available software that were acquired for less than $50,000. From and after the Closing, the Company will have the right to continue to use or utilize all of the Company Software was used or utilized by the Company immediately prior to the Closing, without consent or approval of any Person in connection with the Transactions or the payment of any amounts to any Person. Schedule 3.14(a) sets forth material licenses pertaining to Intellectual Property that the Company owns and licenses to a third Person.
(b)    Except as set forth on Schedule 3.14(b), the Company owns or, to the Knowledge of the Company, has a valid right to use, all Intellectual Property used in the Business as currently conducted. Each item of Intellectual Property owned or used by the Company immediately prior to the Closing Date will be owned or available for use by the Company on identical terms and conditions immediately subsequent to the Closing Date. The Company is not in material breach or default, and, to the Knowledge of the Company, no event has occurred which with notice or lapse of time would constitute a breach or default, under any license it has to use Intellectual Property. No claims are pending in writing or, to the Knowledge of the Company, threatened in writing against the Company, that the Company’s business has or will result in the infringement of Intellectual Property owned or licensed by a third Person. Except as set forth on Schedule 3.14(b), the Company has not been sued as a defendant in any claim, suit, action, or proceeding which involves a claim of infringement of any Intellectual Property of any third Person and which has not been finally terminated prior to the date hereof. Except as set forth on Schedule 3.14(b), to the Knowledge of the Company, no Person has infringed or misappropriated, or is infringing or misappropriating, any material Company Intellectual Property.

Section 3.15    Employees. Schedule 3.15 attached to this Agreement lists all Persons employed by the Company on a full-time or part-time basis as of the date of this Agreement, and all Persons providing services to the Company as independent contractors. Schedule 3.15 states, with respect to all such Persons compensated in excess of $100,000 annually, their total annualized 2013 compensation. There are no employment, severance, or termination agreements with the Company, accruing to the benefit of any shareholder, director, officer, partner, or employee of the Company, except for agreements disclosed on Schedule 3.15 to this Agreement or entered into pursuant to this Agreement. A list of all employees to whom the Company has made any loan or advance, which includes the amount of each such loan or advance and the date on which it was made, together with the terms of such loans (including maximum borrowings and minimum monthly payments), is set forth on Schedule 3.15,
Section 3.16    Employee Benefit Plans.
(a)    Except as set forth on Schedule 3.16(a), the Company does not, directly or through any trade or business that together with the Company would be treated as a “single employer” within the meaning of Code Section 414(b), (c), (m), or (o) (“Controlled Group Member”), maintain, contribute (or have an obligation to contribute) to, or have any liability with respect to and no individual by virtue of his or her employment or former employment with the Company benefits under (i) any “employee benefit plan” (as defined in Section 3(3) of ERISA), whether a single employer, a multiple employer, or a multiemployer plan, for the benefit of employees or former employees, or (ii) any other plan, policy, program, practice, or arrangement providing compensation or benefits under which the Company or a Controlled Group Member has any obligation or liability to any employee or former employee, including retirees (or any dependent or other beneficiary thereof) including, but not limited to, pension, profit sharing, incentive, bonus, deferred compensation, vacation, holiday, personal leave, sick leave, maternity or paternity leave, family leave, medical, dental, vision, severance, disability, death, health care reimbursement, dependent care assistance, cafeteria plan, stock purchase, stock option, stock appreciation right, phantom stock, tuition reimbursement, executive perquisites (e.g., automobile allowance or club dues) or other similar benefit, whether written or unwritten (individually, an “Employee Benefit Plan” and collectively, the “Employee Benefit Plans”). With respect to each Employee Benefit Plan, to the extent applicable, the Company has made available or provided to the Buyer true and correct copies of the following documents: (u) the Employee Benefit Plan documents or, in the case of an Employee Benefit Plan not required to be memorialized in a document, a written summary of the material terms thereof, (v) any related trust or insurance contracts or policies, (w) the most recent summary plan description, (x) the most recent determination letter or opinion letter issued by the IRS with respect to any Employee Benefit Plan intended to be qualified under Code Section 401(a), (y) for the most recently completed three Employee Benefit Plan years, the Forms 5500, and (z) administrative service agreements and business associate agreements (as such term is defined by HIPAA).
(b)    Each Employee Benefit Plan and related trust agreement, annuity contract or other funding instrument is legal, valid and binding and in full force and effect, and there are no defaults thereunder. None of the rights of the Company thereunder will be impaired by the consummation of the Transactions contemplated by this Agreement, and all of the rights of the Company thereunder will be enforceable by the Buyer and the Company at or after the Closing without the consent or agreement of any other Person. The Company has no liability or obligation to provide life, medical or other welfare benefits to former or retired employees, other than under COBRA. Each Employee Benefit Plan (including any Employee Benefit Plan covering former or retired employees of the Company) may be amended or terminated by the Company or the Buyer on or at any time after the Closing Date without further liability thereunder.

(c)    Each Employee Benefit Plan (and each related trust, custodial account, annuity contract, insurance contract or other funding instrument) complies with and has been administered, operated, and maintained in compliance with its terms in all material respects, and the Company does not have any direct or indirect material liability under the requirements provided by any and all statutes, orders or requirements of Governmental Authorities, including but not limited to ERISA, the Code, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and regulations promulgated thereunder (“COBRA”) and the Health Insurance Portability and Accountability Act of 1996, as amended, and regulations promulgated thereunder (“HIPAA”). To the Knowledge of the Company, with respect to each Employee Benefit Plan, no prohibited transactions (as defined in ERISA Section 406 or Code Section 4975) and no violations of ERISA Section 407 for which an applicable statutory or administrative exemption does not exist have occurred. Any employee training and participant or other notices required by ERISA, HIPAA, COBRA, the Code or any other state or federal Law or any ruling or regulation of any state or federal administrative agency with respect to each Plan have been appropriately and timely given. There is no pending or threatened legal action, proceeding or investigation, suit, grievance, arbitration or other manner of litigation, or claim against or involving any Employee Benefit Plan and no facts exist that would give rise to any legal action, proceeding or investigation, suit, grievance, arbitration or other manner of litigation, or claim, other than a routine claim for benefits. Insurance premiums and contributions required to be made to any Employee Benefit Plan have been and will be timely made by the Company and its Controlled Group Members, as applicable, for all periods ending on the Closing Date.
(d)    Each Employee Benefit Plan and related trust, if any, intended to be qualified under Code Section 401(a) or 501(a) is qualified and has received a favorable determination or opinion letter from the Internal Revenue Service with respect to such plan’s or trust’s qualified or tax exempt status, as applicable, and nothing has since occurred to cause the loss of any such plan’s qualified or tax exempt status. The Company and its Controlled Group Members have not terminated or taken action to terminate any employee benefit plan (as defined by Section 3(3) of ERISA).
(e)    In the last ten (10) years, the Company and its Controlled Group Members (i) have not contributed to, or been under any obligation to contribute to, any multiemployer plan (as defined in Section 3(37) or 4001(a)(3) of ERISA) and (ii) are not liable, directly or indirectly, with respect to any such plan for a complete or partial withdrawal (within the meaning of Title IV of ERISA) or due to the termination or reorganization of such a plan. Neither the Company nor its Controlled Group Members has any liability under any multiemployer plan.
(f)    In the last ten (10) years, the Company and its Controlled Group Members have not maintained or contributed, or had an obligation to contribute, to a plan subject to Title IV of ERISA. Neither the Company nor its Controlled Group Members has any liability under any plan subject to Title IV of ERISA.

(g)    Except as set forth and specifically listed and described on Schedule 3.16(g), neither the execution of this Agreement nor the consummation of the Transactions contemplated by this Agreement will (i) entitle any current or former employee of the Company to claim or receive severance pay or benefits, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due to any current or former employee of the Company
(h)    Except as set forth on Schedule 3.16(h), neither the execution of this Agreement nor the consummation of the Transactions contemplated by this Agreement will give rise to the payment of any amount that would not be deductible pursuant to Code Section 280G (or any corresponding provision of state, local, or foreign Law).
(i)    Each Employee Benefit Plan that is subject to Code Section 409A has at all times complied with (including documentation and operation thereof) the requirements of Code Section 409A. The Company has no obligation to “gross up” or indemnify any current or former employee or service provider for any costs, taxes, or penalties incurred or that may be incurred in connection with Code Section 409A or Code Section 4999.
(j)    No provision of this Agreement, including without limitation this Section 3.16, shall create any third-party beneficiary rights in any Person, including, without limitation, employees or former employees (including any beneficiary or dependent thereof) of the Company, unions or other representatives of such employees or former employees, or trustees, administrators, participants, or beneficiaries of any Employee Benefit Plan, and no provision of this Agreement, including this Section 3.16, shall create such third-party beneficiary rights in any such Person in respect of any benefits that may be provided, directly or indirectly, under any Employee Benefit Plan, including the currently existing Employee Benefit Plans.
Section 3.17    Labor Relations. To the Knowledge of the Company, the Company has complied in all material respects with all applicable requirements of Governmental Authorities pertaining to the employment of labor, including those relating to wages, hours, collective bargaining, employment discrimination, sexual or other workplace harassment, worker’s compensation, and the payment of or withholding of taxes. Except as set forth on Schedule 3.17, there are no actions, suits, charges, complaints, proceedings, investigations, or audits pending or, to the Knowledge of the Company, threatened against the Company in connection therewith. No present or former employee of the Company has given notice to the Company of, and to the Knowledge of the Company there is no valid basis for any claim against the Company (whether under applicable Law, any employment agreement or otherwise) on account of or for, (a) overtime pay, other than overtime pay for the current payroll period, (b) wages or salary (excluding current bonus, accruals and amounts accruing under “employee benefit plans,” as defined in Section 3(3) of ERISA) for any period other than the current payroll period, (c) vacation, time off or pay in lieu of vacation or time off, other than that earned in respect of the current fiscal year or (d) any violation of any applicable Law relating to minimum wages or maximum hours of work. The Company is not a party to any labor contract or collective bargaining agreement, and no union or similar organization has been certified as the exclusive bargaining agent of any employees of the Company or otherwise represents employees of the Company and, to the Knowledge of the Company, as of the date hereof, no such organization has been recognized or is attempting to organize such employees. Except as set forth on Schedule 3.17, there has been no demand on behalf of any labor organization to represent any employees of the Company and, to the Knowledge of the Company, there are no present efforts of any labor organization for authorization to represent any employees of the Company. The Company currently has good relations with its employees and there are no strikes, work stoppages, or labor disputes pending or, to the Knowledge of the Company, threatened against the Company.

Section 3.18    Environmental, Health, and Safety.
(a)    Except as set forth in Schedule 3.18(a), the Company is in compliance in all material respects, with all Environmental Requirements applicable to the Business. Except as set forth in Schedule 3.18(a), the Company has not received any written notice or report regarding any required Remediation arising under Environmental Requirements relating to the Business.
(b)    Except as set forth on Schedule 3.18(b), there are no underground storage tanks on the Company Real Estate.
(c)    Except as set forth on Schedule 3.18(c), the Company has not made on the Company Real Estate nor have any other Environmental Releases occurred on or affected the Company Real Estate that (i) violates any applicable Environmental Requirement; or (ii) requires Remediation.
(d)    Except as set forth on Schedule 3.18(d), the Company has not, at any location, disposed of or arranged for the disposal of any Hazardous Substances in violation of any Environmental Requirements or under circumstances requiring Remediation.
(e)    Except as set forth on Schedule 3.18(e) the Company is in compliance with all Health and Safety Requirements applicable to the Business, except, in each instance, where failure to so comply would not reasonably be expected to result in a Material Adverse Effect. Except as set forth in Schedule 3.18(e), the Company has not received any written notice or report regarding any actual or alleged non-compliance with any Health and Safety Requirement.
(f)    The Company has made available to the Buyer complete copies of all final written environmental assessments, compliance assessments, reviews, audits and reports relating to compliance with Environmental Requirements concerning the Business in the possession, custody or control of the Company or the Seller.
(g)    Except as set forth in Schedule 3.18(g), the Company has not received from any Person or Governmental Authority any written notice of alleged violation of any Environmental Requirement.
Section 3.19    Tax Matters.
(a)    Filing of Tax Returns. The Company (and any affiliated group of which the Company is now or has been a member, if any) has timely filed or caused to be filed with the appropriate Governmental Authorities all Tax Returns required to be filed through the date hereof and will timely file any such Tax Returns required to be filed on or prior to the Closing Date. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. The Tax Returns filed (or to be filed) are (or will be) true, correct and complete in all material respects.

(b)    Payment of Taxes. All Taxes payable by the Company (whether or not reflected on any Tax Return), including any estimated Taxes, in respect of periods ending on or before the Closing Date, have been timely paid by the Company, or will be timely paid, or an adequate reserve specifically identifying such Taxes has been established and set forth in the Financial Statements, and, the Company has no Liability for Taxes in excess of the amounts so paid or reserves so established. The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party. There are no liens for Taxes (other than for Taxes not yet due and payable or being contested in good faith for which adequate reserves have been established).
(c)    Audits, Investigations or Claims. There are no pending or, to the Knowledge of the Company, threatened, Actions for or relating to any additional Liability of the Company in respect of Taxes, and there are no assessments, claims for collection, proposed deficiencies, or other matters under discussion between the Company and any Governmental Authority with respect to Taxes. Neither the Company nor the Seller has received (i) a notice indicating an intent to open an audit or other review, or (ii) a request for information related to Tax matters with respect to the Company. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
(d)    Compensation Matters. The Company is not obligated to make any payments, and is not a party to any agreements or other arrangements, that would be subject to Section 280G or Section 409A of the Code (or the corresponding provisions of state, local or foreign Law), or that would not be deductible under Section 162(m) of the Code (or the corresponding provisions of state, local or foreign Law).
(e)    Other Tax Obligations. The Company (i) has not been a member of an affiliated group of corporations filing consolidated federal income tax returns; (ii) does not have any Liability for Taxes for any entity under Treas. Reg. 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise; and (iii) is not a party to any tax allocation or sharing agreement. The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662 (or the corresponding provisions of state, local or foreign Law).
(f)    FIRPTA. The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code (or the corresponding provisions of state, local, or foreign Law) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code (or the corresponding provisions of state, local, or foreign Law).

(g)    Other Matters. The Company (i) will not be required to include any item of income, or exclude any item of deduction from taxable income for any period ending after the Closing Date (A) under Section 481 of the Code (or similar provision of state, local, or foreign Law) as a result of a change in method accounting for a taxable period ending on or prior to the Closing Date, (B) as the result of the use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (C) pursuant to the provisions of any agreement entered into with any Governmental Authority executed on or prior to the Closing Date; (D) as a result of an installment sale or open transaction disposition made on or prior to the Closing Date; or (E) as a result of a prepaid amount received on or prior to the Closing Date; (ii) has not received notice of any claim from a Governmental Authority in any jurisdiction in which the Company has never filed a Tax Return that the Company is, or may be, subject to taxation in that jurisdiction; and (iii) has not participated in any “reportable transaction” as defined in Section 6707A of the Code or Treas. Reg. 1.6011-4.
(h)    Disclosure of Information. Schedule 3.19(h) sets forth the following information with respect to the Company as of the most recent practicable date: (i) the basis of the Company in its assets; (ii) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax credit, or excess charitable contribution allocable to the Company; and (iii) the amount of any deferred gain or loss allocable to the Company arising out of any intercompany transaction.
Section 3.20    Insurance. Schedule 3.20 contains a complete and accurate list of all policies or binders of fire, liability, worker’s compensation, product liability, property, flood and other forms of insurance maintained by the Company on the Business or the Assets, true and complete copies of which have been provided to the Buyer. All insurable Assets are insured for the benefit of the Company in amounts and against risks appropriate with respect to the Company’s operations and consistent with industry practice, and, to the Knowledge of the Company, such insurance provides, and during such period provided, coverage to the extent and in the manner as may be required by Law, any Material Contracts, any Leases or by any lender of the Company. The Company is not in material breach or default under any of such policies or binders and will have paid all premiums due for coverage periods prior to the Closing. The Company has not received any notice from any insurance company of any defect or inadequacies in the insurable Assets or any part thereof adversely affecting the insurability thereof. To the Knowledge of the Company, all such policies and binders are in full force and effect and no insurance carrier has made a reservation of right with respect to any claim made by the Company under any such policy and binder.
Section 3.21    Inventory.
(a)    Schedule 3.21 attached to this Agreement contains a complete and accurate list of all of the addresses at which any Inventory is located. Except as set forth on Schedule 3.21, the Inventory is of a quality and quantity commercially usable and salable at not less than cost in the Ordinary Course of Business, except for any items of obsolete material or material below standard quality, all of which have been written down through the date of the Financial Statements to realizable market value, or for which adequate reserves have been provided, and the present quantities of all Inventory are reasonable with respect to the Business as the date of this Agreement and will be as of the Closing Date. The Inventory is not subject to any licensing, patent, royalty, trademark, trade name or copyright agreements with any other Person, and the completion of manufacture or sale or other disposition of the Inventory after the Closing will not require the consent of any Person and will not constitute a breach or default under any Contract to which the Company is a party or to which the Inventory is subject.

(b)    All Inventory of the Company existing now and at Closing, complies or will comply, to the extent applicable, in all material respects with all Laws including (i) the Federal Food, Drug and Cosmetic Act (the “FFDC Act”), including any amendments thereto and applicable regulations promulgated thereunder, (ii) rules and regulations promulgated from time to time by the U.S. Department of Agriculture, (iii) the Fair Packaging and Labeling Act, and (iv) the Federal Trade Commission Act (the “FTC Act”).
(c)    All packaging is (i) in compliance in all material respects with the Nutrition Labeling and Education Act of 1990, and (ii) usable in the ordinary course of business for products being sold to retail or food service accounts.
Section 3.22    Brokers. Except as set forth on Schedule 3.22, whose fees and expenses shall be paid by the Seller, no Person will be entitled to any brokerage commissions, finder’s fees, or similar compensation or any claim therefor (including the assertion of a lien) against the Company, the Business, the Assets or the Buyer arising out of or due to any act of the Company, the Seller, or their Representatives in connection with the Transactions.
Section 3.23    Suppliers and Customers. Attached as Schedule 3.23 is a correct and complete list of each of the top 10 suppliers to and customers of the Business, measured in terms of expenditures or sales for the 12 months ended December 28, 2013 and the 6 months ended June 28, 2014, showing the approximate aggregate total expenditures or sales by the Company for each such supplier and customer during such period. Except as set forth on Schedule 3.23, the Company has not received any written or, to the Knowledge of the Company, oral communication from any representative of any such supplier or customer of any threat or intention to, no such supplier or customer has over the last twelve (12) months in fact ceased or materially reduced the supply or purchase of products, goods, or services to or from the Business, whether as a result of the Closing or otherwise, and, to the Knowledge of the Company, no basis exists for such cessation or material reduction. To the Knowledge of the Company there has not been any development with respect to any such supplier or customer which has had or would reasonably be likely to have a Material Adverse Effect.
Section 3.24    Products.
(a)    Except as set forth in Schedule 3.24(a), since January 1, 2010:
(i)    the Company has not been required to file any notification or other report with or provide information to any Governmental Authority concerning actual or potential defects or hazards with respect to any product sold, manufactured, produced, distributed or marketed by the Company since January 1, 2010 (the “Products”);
(ii)    the Company has been in compliance, in all material respects, with each Food and Drug Legal Requirement that is applicable to it;

(iii)    with respect to products and ingredients supplied to the Company, to the Knowledge of the Company, the suppliers have been in compliance, in all material respects, with each Food and Drug Legal Requirement that is applicable to them;
(iv)    the Company has not received any written notice or other written communication from any Governmental Authority or any other Person regarding (A) any actual, alleged, possible or potential violation of, or failure to comply with, any material Food and Drug Legal Requirement, or (B) any actual, alleged, possible or potential obligation on the part of the Company to undertake, or to bear all or any portion of the cost of, any material remedial action of any nature;
(v)    the Company has not been subject to any obligation or requirement arising under any consent decree, consent agreement, inspection report or Warning Letter issued to the Company by or entered into with the U.S. Food and Drug Administration (“FDA”) or the Federal Trade Commission (“FTC”), or any other U.S. or foreign Governmental Authority or other order from, agreement with, or notice or requirement or commitment made to any other Governmental Authority with regard to the development, testing, manufacture, registration, approval, marketing, distribution, labeling, storage, or transport of any of the Products.
(vi)    there have been no investigations, audits, actions, inquiries or other proceedings pending or, to the Knowledge of the Company, threatened, with respect to a material violation by the Company of any applicable Law with regard to the development, testing, manufacture, registration, approval, marketing, distribution, labeling, storage, or transport of any of the Products that reasonably would be expected to result in an administrative, civil, or criminal Liability, and, to the Knowledge of the Company, there are no facts or circumstances existing that would reasonably be expected to serve as a basis for such an investigation, audit, action, inquiry or other proceeding.
(b)    Except as set forth in Schedule 3.24(b), since January 1, 2010, the Products:
(i)    have not been adulterated or misbranded within the meaning of the FFDC Act, or within the meaning of any other applicable Law;
(ii)    have not been articles which may not, under the provisions of Section 404, 505 and 512 of the FFDC Act, be introduced into interstate commerce;
(iii)    have been sanitary and, based on current scientific evidence and industry practice, safe for human consumption when used in accordance with the labeling; and
(iv)    have not been the subject of any notices, actions, decrees, citations, investigations, audits, actions, inquiries or other proceedings pursuant to The Safe Drinking Water and Toxic Enforcement Act of 1986, as amended, promulgated by the State of California.
(c)    Set forth on Schedule 3.24(c) is a complete description of all recall programs of any and all Products of the Company which may be underway or pending.

(d)    Except as noted in Schedule 3.24(d), claims on the labeling and in the advertising and promotional materials of the Company for Products sold or intended to be sold in the United States are limited to allowed nutrient content and structure function claims, as defined by the FDA.
(e)    The Company has delivered or made available to the Buyer true, correct and complete copies of:
(i)    all Warning Letters, untitled letters, regulatory letters, notices of inspectional observations or similar notices, or other correspondence, including meeting notes or minutes, if any, with or from any Governmental Authority relating to the Products, and the Company’s compliance with Food and Drug Legal Requirements and rules and regulations of other Governmental Authorities, and all of the responses thereto, within the last five (5) years; and
(ii)    all written reports of Good Manufacturing Practices audits of the Company and, to the extent in the possession of the Company, of the Company’s contract manufacturers, within the last five (5) years.
(f)    Except as disclosed in Schedule 3.24(f), each dietary ingredient used in the manufacture of Products complies in all material respects with applicable Law. All fillers, shellacs, processing aids, colors and flavors that the Company uses in its manufacture of the Products intended to be sold in the United States are (i) ”Generally Recognized as Safe” as determined by FDA, or (ii) food additives approved by FDA. All imported raw materials that the Company uses in the manufacture of products are legally available in the United States, and no United States import alert restricts the importation of any raw materials used by the Company in the manufacture of the Products.
(g)    Since January 1, 2010, and except as disclosed in Schedule 3.24(g), none of the Products have been subject to withdrawal, modification, cancellation or suspension by FDA or any other Governmental Authority, and no Products have been discontinued (other than for commercial or other business reasons), recalled by FDA or any other Governmental Authority or subject to a removal or safety alert (whether voluntarily or otherwise). Since January 1, 2010, and except as disclosed in Schedule 3.24(g), no proceedings have occurred (whether completed or pending) seeking to recall, re-label, or seize any Product.
(h)    Since January 1, 2010, the Company has operated in all material respects with applicable Law and has only shipped Products intended to be distributed in each jurisdiction that are in compliance in all material respects with the applicable Law relating to the manufacture of food.
(i)    Since January 1, 2010, the Company has been in compliance in all material respects with all applicable FDA import and export requirements, including prior notices of imported food, certificates of free sale, and record keeping requirements and the applicable Law equivalent thereof.

(j)    The Company has not utilized any of the equipment described on Schedule 3.24(j)(i) in the manufacture, production, marketing or sale of any peanut butter products with inclusions, other than products produced specifically for the counter-party described on Schedule 3.24(j)(ii). Except as set forth on Schedule 3.24(j)(iii), none of the equipment described on Schedule 3.24(j)(i) is necessary to manufacture, produce, market or sell any Products currently manufactured, produced, marked or sold by the Company or which the Company currently has plans to manufacture, produce, market or sell, other than Products produced specifically for the counter-party described on Schedule 3.24(j)(ii).
Section 3.25    Accounts Receivable. Schedule 3.25 is a list of all accounts receivable of the Company as of June 28, 2014. Except as set forth on Schedule 3.25, the accounts receivable of the Company set forth on Schedule 3.25 (and the accounts receivable of the Company as of the Closing Date): (a) are, or will be, as applicable, bona fide; (b) have, or will have, as applicable, arisen in the Ordinary Course of Business; (c) are not, or will not be, as applicable, subject to valid defenses or a material claim of set-off or counterclaim, subject to the allowance for doubtful accounts and returns which are (or will be, as applicable) adequate.
Section 3.26    Bank Accounts and Powers of Attorney. Schedule 3.26 is a list of all accounts and deposit boxes maintained by the Company at any bank or other financial institution and the names of the individuals authorized to effect transactions in such accounts and with access to such boxes. Except as set forth on Schedule 3.26, there are no outstanding powers of attorney executed on behalf of the Company.
Section 3.27    Unlawful Benefits. Except as set forth on Schedule 3.27, none of the Company or the Seller, or any of their Affiliates, or any other Person on behalf of the Company, in connection with the conduct of the Business, directly or indirectly, has given, or has agreed to give, any significant gift or similar benefit to any supplier, customer or potential employee of the Company, or any other Person who was, is or may be, in a position to help or hinder the Company (or assist in connection with any actual or potential transaction) under circumstances that involve a violation of any applicable Law which was then in effect and which could reasonably be expected to subject the Company to any material damage or penalty.
Section 3.28    Transactions with Affiliates. Except as set forth on Schedule 3.28, the Company has no Liability to any shareholder, member or Affiliate of the Company or the Seller, nor does any shareholder, member or Affiliate of the Company or the Seller owe any Liability to the Company. Except as set forth on Schedule 3.28, no Affiliate of the Company or the Seller is a party to any Contract that affects any of the Assets or the Business or the operation thereof. All Contracts, Liabilities and other transactions between or among the Company and any shareholder, member or Affiliate of the Company or the Seller have been conducted at arm’s length in the Ordinary Course and are bona fide.
Section 3.29    No Other Representations and Warranties. The representations and warranties contained in this Article III and Article IV and in any certificate or closing document delivered pursuant to this Agreement are the only representations and warranties made by the Company or the Seller in connection with the Transactions contemplated herein and, for greater certainty and without limiting the generality of the foregoing, no other representation or warranty, whether express or implied, is made in connection with, arising out of or relating to the Transactions contemplated by this Agreement. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES REFERENCED IN THE PRECEDING SENTENCE, THE COMPANY AND THE STOCKHOLDER MAKE NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, RELATING TO THE COMPANY, ITS ASSETS OR ANY OTHER MATTER, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, HABITABILITY, WORKMANSHIP OR FITNESS FOR A PARTICULAR PURPOSE. ALL SUCH ADDITIONAL REPRESENTATIONS AND WARRANTIES ARE HEREBY DISCLAIMED. None of the material or information provided by or communications made by the Company, the Seller or any of its or their Affiliates, or by any advisor thereof, whether by use of a “data room,” or in any information memorandum, or otherwise, or by any broker or investment banker, will independently cause or independently create any warranty, express or implied, as to the title, condition, value or quality of the Company or any of its assets.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES REGARDING STOCKHOLDER
The Seller represents and warrants to the Buyer and the Parent as of the date hereof and as of the Closing as follows:
Section 4.1    Organization and Qualification. The Seller is a limited liability company duly organized, validly existing, and in good standing under the Laws of the State of Delaware. The Seller is duly qualified to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased, or operated by it, or the nature of its business, makes such qualification necessary, except where the failure to be so qualified does not or would not be reasonably likely to have a Material Adverse Effect.
Section 4.2    Authority; Enforceability.
(a)    The Seller has all requisite power, right and authority, without the consent of any other Person (other than as set forth on Schedule 3.6(b), Schedule 3.7 and Schedule 3.8(a)), to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations under such agreements, and there is no provision in the Seller’s Certificate of Formation and Limited Liability Company Agreement which prohibits or limits the Seller’s ability to consummate the Transactions. The execution and delivery of this Agreement, the Ancillary Agreements, and all other instruments and certificates to be delivered at the Closing by the Seller and the consummation by the Seller of the Transactions have been duly approved by the board of managers of the Seller. No other proceeding on the part of the Seller (including any consent or approval of its members) is required or necessary to authorize this Agreement, the Ancillary Agreements, and the other instruments and certificates to be delivered by the Seller under this Agreement, or the consummation of the Transactions.
(b)    This Agreement, the Ancillary Agreements, and the other instruments and certificates to be delivered by the Seller has been (or, if to be executed or delivered after the date of this Agreement, will be) duly executed and delivered by the Seller and are (or, when executed, will be) legal, valid, and binding obligations of the Seller enforceable against the Seller in accordance with their terms.

Section 4.3    No Conflict. Except as set forth on Schedule 4.3, none of the execution, delivery, or performance of this Agreement and the Ancillary Agreements, the consummation of the Transactions, or compliance by the Seller with any of the provisions of this Agreement will violate or conflict with any applicable Law or any agreement, order, judgment, or decree to which the Seller is a party or by which the Seller or any of its assets are bound, including the Seller’s Certificate of Formation and Limited Liability Company Agreement.
Section 4.4    Title of Shares. The Seller is the sole record and beneficial owner of the Purchased Shares, which constitute 100% of the issued and outstanding shares of capital stock of the Company. The Purchased Shares are owned free and clear of all Encumbrances (other than state and federal securities Law restrictions). There are no outstanding options, calls, puts, subscriptions, preemptive rights, rights of first refusal, or other agreements or commitments, other than this Agreement, obligating the Seller to sell or transfer the Purchased Shares to any Person or granting an option or right to any Person to purchase or acquire from the Seller the Purchased Shares. At the Closing, and subject to the Buyer’s satisfaction of its obligations hereunder, the Buyer will acquire good and marketable title to and complete ownership of such Purchased Shares, free and clear of all Encumbrances (other than state and federal securities Law restrictions), upon the delivery of the certificate(s) evidencing the Purchased Shares to the Buyer duly endorsed for transfer.
Section 4.5    Litigation. There is no, there has not been any, and to the Knowledge of the Seller, there is no threatened or anticipated, Action: (a) involving, against, related, to or affecting the Seller or the Purchased Shares or (b) that, individually or in the aggregate, would be reasonably expected to have the effect of preventing, delaying, making illegal, limiting, enjoining or otherwise interfering with any of the Transactions or payments contemplated hereunder. No judgment, order, writ, injunction, plan or decree of any court or other Government Authority or arbitrator affecting the Seller has been entered which is presently in effect, and, the Seller is not in breach or default with respect to any judgment, order, writ, injunction, plan or decree. There are no unsatisfied judgments against the Seller.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE BUYER
The Buyer hereby represents and warrants to the Seller as of the date hereof and as of the Closing as follows:
Section 5.1    Organization. The Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Washington. The Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Missouri. The Buyer has full corporate power and authority to conduct and carry on its business where it is presently being conducted by the Buyer and to own, operate and lease its assets. The Buyer and the Parent are duly qualified as corporations to do business and are in good standing in each jurisdiction in which the character or location of the property owned, leased, or operated by them, or the nature of the business conducted by them makes such qualification necessary.

Section 5.2    Authority; Enforceability.
(a)    Each of the Buyer and the Parent have all requisite power, right and authority, without the consent of any other Person other than as required by the HSR Act, and has taken all action necessary, to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the Transactions, and to perform its obligations under this Agreement and the Ancillary Agreements to which it is a party. The execution and delivery by the Buyer and the Parent of this Agreement and the Ancillary Agreements to which it is a party, and all other instruments and certificates to be delivered at the Closing by the Buyer and the Parent, and the consummation by the Buyer and the Parent of the Transactions, have been duly approved by the board of directors of the Buyer and the Parent. No other proceedings on the part of the Buyer and the Parent are necessary to authorize this Agreement and the Ancillary Agreements to which it is a party or the other agreements, instruments, and certificates to be delivered by the Buyer and the Parent under this Agreement and the Ancillary Agreements to which it is a party or the consummation of the Transactions.
(b)    This Agreement, the Ancillary Agreements to which it is a party, and the other agreements, instruments, and certificates to be delivered by the Buyer and the Parent under this Agreement and the Ancillary Agreements to which it is a party have been (or, if to be executed or delivered after the date hereof, will be) duly executed and delivered by the Buyer and the Parent and are (or, when executed, will be) legal, valid, and binding obligations of the Buyer and the Parent, enforceable against the Buyer and the Parent in accordance with their terms.
Section 5.3    No Conflict or Violation. None of the execution, delivery, or performance of this Agreement or the Ancillary Agreements to which the Buyer is a party, the consummation of the Transactions, or compliance by the Buyer or the Parent with any of the provisions of this Agreement and the Ancillary Agreements to which the Buyer or the Parent is a party, will: (a) violate or conflict with any provision of the Articles of Incorporation or Bylaws of the Buyer or the Parent; (b) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any material contract, indebtedness, note, bond, indenture, security or pledge agreement, commitment, license, lease, franchise, permit, agreement, or other instrument or obligation (i) to which the Buyer or the Parent is a party or (ii) by which the Buyer’s or the Parent’s assets are bound; (c) violate any statute, rule, regulation, ordinance, code, order, judgment, ruling, writ, injunction, decree or award; or (d) impose any Encumbrance on the assets or the business of the Buyer or the Parent; except in each case where such violation or conflict could not reasonably be expected to have a material adverse effect on the Parent and its subsidiaries, taken as a whole.
Section 5.4    Governmental Consents. Except as required by the HSR Act, no consent or approval of, notice to, or filing with any Governmental Authority is required to be made by either the Buyer or the Parent in order to consummate the Transaction contemplated by this Agreement.

Section 5.5    Purchase for Investment. The Buyer is acquiring the Purchased Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. The Parent is an “accredited investor” within the meaning of Section 501(a) of Regulation D promulgated under the Securities Act, and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Purchased Shares and is capable of bearing the economic risks of such investment.
Section 5.6    Brokers. Except for Lazard Middle Market LLC, no Person will be entitled to any brokerage commissions, finder’s fees, or similar compensation arising out of or due to any act of the Buyer or its Representatives in connection with the Transactions.
Section 5.7    Ability to Perform Agreement. The Buyer has sufficient funds to pay the Purchase Price without the need to obtain additional financing, and there is no occurrence, event or condition with respect to it that would prevent it from completing the Transactions. At the Closing, the Buyer will have sufficient funds for the Buyer to pay all the amounts required to be paid by the Buyer pursuant to Article I.
ARTICLE VI
COVENANTS OF THE PARTIES
Section 6.1    Conduct of Business and Notification.
(a)    Except as otherwise provided in this Agreement, or as the Buyer may otherwise consent to in writing, which consent shall not be unreasonably withheld, on and after the date hereof and prior to the Closing Date or the termination of this Agreement, the Company shall, and the Seller shall cause the Company to (i) conduct the business, operations, activities and practices of the Company in the Ordinary Course, (ii) use reasonable efforts to preserve the Company’s current business organization and existing business relationships, including with respect to the preservation of the goodwill of the Company’s suppliers, contractors, licensors, employees, customers and distributors and others having business relations with the Company, (iii) maintain the Company’s property in substantially the condition currently existing, normal wear and tear excepted, (iv) except as set forth on Schedule 6.1(iv), not increase the benefits provided or compensation payable or to become provided or payable to, any employee or former employee, except increases in compensation as may be mandated by Law or consistent with past practices in the Ordinary Course with respect to non-managerial employees (which increases shall not exceed 5% of the compensation for any single employee or $327,250 for all employees), (v) except as set forth on Schedule 6.1(v), not grant any severance or termination pay to, or enter into or materially amend any employment, severance or other agreement or arrangement with, any of its directors, managers, officers, independent contracts or employees, other than in the Ordinary Course of Business, (vi) except as set forth on Schedule 6.1(vi), not establish, adopt or enter into or materially amend any bonus, incentive, deferred compensation, profit sharing, equity option or purchase, insurance, pension, retirement or other employee benefit plan, (vii) not enter into any collective bargaining agreement, labor contract, or other Contract with any labor organization or union; (viii) except as set forth on Schedule 6.1(viii), not enter into, terminate or amend in any material respect any Material Contract, or any Contract that would be a Material Contract if in existence as of the date hereof, except consistent with past practices in the Ordinary Course, (ix) not sell, lease or otherwise transfer or grant any option to sell, lease or otherwise transfer, give a security interest in or otherwise create any Encumbrance (other than a Permitted Encumbrance) on any of the Assets or interest in the Assets, other than the sale of Inventory in the Ordinary Course, (x) not make any individual commitment or agreement for capital expenditures in excess of $250,000 that is not otherwise included in the expenditure information set forth on Schedule 3.10(g), (xi) not make or change any material election, change an annual accounting period, adopt or change any material accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company, or take any other similar action relating to the filing of any Tax return or the payment of any Tax or enter into any binding agreement or arrangement with the IRS (or any similar Tax authority) or other Governmental Authority, with respect to the Company, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of materially increasing the Tax liability of the Company for any period or periods after the Closing Date or materially decreasing any Tax attribute of the Company existing on the Closing Date and not otherwise applicable or useable to reduce the Tax Liability of the Company for a Pre-Closing Period, (xii) not create, incur, assume or otherwise become liable, with respect to any indebtedness, other than Funded Indebtedness created, incurred or assumed in the Ordinary Course or Permitted Encumbrances, (xiii) not make any loan to any third party other than employee loans in the Ordinary Course of Business and trade payables in the Ordinary Course, (xiv) not make any change or incur any obligation to make a change in its Articles of Incorporation, Bylaws or other organizational documents, (xv) not effect any dissolution, winding-up, liquidation or termination of the Company, (xvi) except as set forth on Schedule 6.1(xvi), not sell, transfer, license, sublicense or otherwise dispose of any Intellectual Property, (xvii) not acquire by merging or consolidating with, or by purchasing the capital stock or assets of, directly or indirectly, any business or any corporation, partnership, association or other business organization or division thereof, (xviii) not issue, deliver or sell any securities of the Company or enter into, issue or grant any agreements, arrangements, options, warrants, puts, calls, subscriptions, rights, claims or commitments of any character relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of any capital stock or other equity interests or securities of the Company, (xix) except as set forth on Schedule 6.1(xix), not enter into any lease, use or license agreement relating to any Company Real Estate or terminate or amend any Lease or waive any material right under any Lease, (xx) not permit or suffer any termination, revocation, expiration or lapse of any Permits and Licenses or violation of any Law applicable to the Business or any of the Assets, (xxi) declare, set aside, pay or make any dividend or other distribution, payable in cash, stock or property; and (xxii) not enter into any agreement (conditional or otherwise) to do any of the foregoing.
(b)    Prior to the Closing, neither the Seller nor the Company shall take any action that is intended to or may reasonably be expected to result in: (i) any of the representations and warranties set forth in Article III or Article IV being or becoming untrue in any material respect; (ii) any of the conditions to the Closing set forth in Section 7.1 not being satisfied; or (iii) any violation of any provision of this Agreement, except, in each case, as may be required by applicable Law.

(c)    Prior to the Closing, the Seller and the Company shall promptly notify the Buyer (in writing) and keep the Buyer advised as to any Action threatened, pending, or known to the Seller or the Company that challenges or seeks to delay the Transactions. The Seller and the Company agree to cooperate and use commercially reasonable efforts to defend against such claim, action, suit, investigation or other proceeding and, if an injunction or other order is issued in any such action, suit or other proceeding, to use commercially reasonable efforts to have such injunction or other order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the Transactions.
(d)    Prior to the Closing, the Seller and the Company will promptly supplement or amend the Disclosure Schedules with respect to any fact, matter or event arising after the date hereof which is required to make each representation and warranty set forth in Article III accurate as of the date such supplement or amendment is made (a “Subsequent Event”). If the Closing occurs on or prior to November 1, 2014, then no supplement or amendment of the Disclosure Schedule made pursuant to this Section 6.1(d) shall, or shall be deemed, to have qualified the representations and warranties set forth in this Agreement to which it relates or cure or be deemed to have cured any misrepresentations or breach of representation, warranty, covenant or obligations that otherwise might have existed hereunder by reason of the Subsequent Event, and the Buyer shall have the right to exercise its right of termination pursuant to Section 9.1(d) if the Subsequent Event caused a breach for which the Buyer is entitled to terminate this Agreement in accordance with Section 9.1(d). If the Closing has not occurred on or prior to November 1, 2014 and such failure of the Closing to occur on or prior to such date is due to the failure of the Buyer to fulfill any obligation under this Agreement required to have been fulfilled prior to such date, which failure has been the cause of, or resulted in, the failure of the Closing to occur on or prior to such date, then any supplement or amendment of the Disclosure Schedule made pursuant to this Section 6.1(d) with respect to Subsequent Events occurring after November 1, 2014 shall, and shall be deemed, to have qualified the representations and warranties set forth in this Agreement to which it relates and to cure any misrepresentations or breach of representation, warranty, covenant or obligation that otherwise might have existed hereunder by reason of such Subsequent Event that occurred after November 1, 2014.
Section 6.2    Access. The Company will afford to the Buyer and to its Representatives, accountants and attorneys reasonable access, during normal business hours, to all Assets (to the extent under the control of the Company), Books and Records, and Company Real Estate for purposes of completing its legal, financial, tax, and business due diligence (including environmental investigations, title examinations and surveys) and transition planning.
Section 6.3    Confidential Information. Each of the Parent and the Company agrees and acknowledges that it remains bound by the Non-Disclosure Letter Agreement, dated November 12, 2013, between the Company and the Parent, the Company agrees and acknowledges that it remains bound by the Non-Disclosure Letter Agreement, dated May 7, 2014, between Golden Boy Foods Ltd. and the Company, and each of the Parent and the Seller agrees and acknowledges that it remains bound by the Non-Disclosure Letter Agreement, dated July 14, 2014, between the Seller and the Parent (collectively, the “Confidentiality Agreements”) and that each of the Parent, the Company and the Seller shall be responsible for any breaches of the applicable Confidentiality Agreement(s) by any of its respective Affiliates or Representatives.

Section 6.4    Consents of Third Parties; Governmental Approvals.
(a)    The Company, the Seller and the Buyer will act diligently and reasonably in attempting to secure, before the Closing Date, the consent, approval or waiver, in form and substance reasonably satisfactory to the other Party, required to be obtained from any Person (other than a Governmental Authority) to consummate this Agreement and the Transactions; provided, however, that such action shall not include any requirement of the Buyer, the Parent, the Company or the Seller or any of their respective Affiliates to expend money, commence or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third Person.
(b)    During the period prior to the Closing Date, the Buyer shall act diligently and reasonably, and the Seller and the Company, upon the request of the Buyer, shall use their respective reasonable efforts to cooperate with the Buyer, in attempting to secure any consents and approvals of any Governmental Authority required to be obtained by the Buyer or the Parent in order to permit the consummation of this Agreement and the Transactions. The HSR Act filing fees shall be borne by the Buyer. Each Party hereto shall make an appropriate filing, if necessary, pursuant to the HSR Act with respect to this Agreement and the Transactions promptly (and, in any event, within ten (10) Business Days) after the date of this Agreement and shall supply as promptly as practicable to the appropriate Governmental Authority any additional information and documentary material that may be requested pursuant to the HSR Act. Without limiting the foregoing, (i) the Company, the Seller, the Buyer and the Parent and their respective Affiliates shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate this Agreement or the Transactions, except with the prior written consent of the other Parties, and (ii) the Company, the Seller, the Buyer and the Parent agree to take all actions that are reasonably necessary or reasonably advisable to consummate this Agreement and the Transactions.
(c)    Notwithstanding anything to the contrary set forth in this Agreement, including Section 6.4(b), none of the Parent, the Buyer or any of their Subsidiaries shall be required to, and the Company shall not, without the prior written consent of the Buyer, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Buyer, the Parent or any of their respective Subsidiaries, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, the Buyer, the Parent or any of their respective Subsidiaries in any manner, or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Buyer, the Parent or any of their respective Subsidiaries; provided that, if requested by the Buyer, the Company shall become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on the Company in the event the Closing occurs. Notwithstanding anything in the contrary in this Agreement, including Section 6.4(b), none of the Parent, the Buyer or any of their Affiliates shall be required to defend, contest or resist any action or proceeding, whether judicial or administrative, or to take any action to have vacated, lifted, reversed or overturned any order, writ, assessment, decision, injunction, decree, ruling or judgment of a Governmental Authority, whether temporary, preliminary or permanent, in connection with the Transactions contemplated by this Agreement.

(d)    Amounts payable to the Person(s) set forth on Schedule 3.16(h) (each is a “Disqualified Individual”), which, in the absence of shareholder approval, in connection with the transactions contemplated by this Agreement would constitute “excess parachute payments” within the meaning of Section 280G of the Code shall be referred to as “280G Payments”. Prior to the Closing, the Company shall seek a vote of its shareholders (to the extent and in the manner required under Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code), that such person has the right to receive such payment as disclosed on Schedule 3.16(h). Prior to such vote, the Company shall use commercially reasonable efforts to obtain a waiver from such Disqualified Individual, such that unless such payments are approved by the Company’s shareholders to the extent and in the manner required under Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code, no such payments shall be made.
Section 6.5    Further Assurances. Each of the Parties agrees: (a) to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transactions (except as provided in Section 6.4(c), and except that no Party shall be required to waive any conditions precedent to Closing); (b) to execute any further documents, instruments or conveyances of any kind that may be reasonably necessary or advisable to consummate the Transactions, including, but not limited to, obtaining any licenses and/or agreements from the owners of the rights to any software (including, without limitation, commercial off the shelf software, other licensed software and software-as-a-service) that is used or utilized by the Company immediately prior to the Closing (the “Company Software”) that are necessary to grant the Company the right to use or utilize the Company Software, in each case in a quantity and manner equal to the quantity and manner of a given license type actually deployed/used by the Seller as of the Closing Date; and (c) to cooperate with each other in connection with the foregoing. Without limiting the generality of the foregoing, the Seller from time to time after the Closing, at the Buyer’s request, will execute, acknowledge, and deliver to the Buyer such other instruments of assignment, conveyance and transfer and will take such other actions and execute and deliver such other documents, certifications, and further assurances as the Buyer may reasonably require in order to vest more effectively in the Buyer, or to put the Buyer more fully in possession of, any of the Purchased Shares and will take such further action as may be necessary or desirable to effect such transfer and to otherwise carry out the purposes of this Agreement, in each case to the extent not inconsistent with applicable Laws. The Seller agrees to pay directly to the applicable third party, or reimburse the Buyer or the Company, as applicable, for, any and all third party costs, fees or expenses, including, without limitation, transfer fees, licensing fees or penalties, that (i) might arise prior to, as of or after Closing with regard to the Company Software as a result of the Transactions, or (ii) must be paid prior to, as of or after Closing in order for the Company to continue to use or utilize the Company Software from and after the Closing Date in the same quantity or manner as used or utilized as of the Closing Date.

Section 6.6    Tax Covenants.
(a)    Tax Returns. The Buyer or the Parent shall prepare and file, or cause to be prepared and filed, all Tax Returns for the Company for all periods ending after the Closing Date. In the case of Tax Returns for periods starting on or before and ending after the Closing Date (a “Straddle Period”), the Buyer or the Parent shall provide the Seller with an opportunity to review and comment on such Tax Returns no less than fifteen (15) days prior to the due date thereof and the Seller shall be responsible for and reimburse the Buyer within five (5) days after such due date for all Taxes imposed on the Company shown as due and owing on such Tax Returns that are allocable to the portion of the Straddle Period that extends through the Closing Date (the “Pre-Closing Straddle Period”), except to the extent (i) a reserve for such Taxes has been established and is reflected in the Financial Statements and such Taxes are taken into account in calculating the Closing Date Net Working Capital, or (ii) such Taxes are included in the calculation of Pre-Closing Tax Obligations to the extent such amounts were deducted in determining the Closing Date Cash Payment pursuant to Article I. The Seller, at its expense, shall prepare and, following the Buyer’s approval of the same (which approval will not be unreasonably withheld), file all Tax Returns required to be filed by the Company for all periods ending on or before the Closing Date (“Pre-Closing Periods”), and shall pay (x) any Taxes owed with respect to such Tax Returns, and (y) any installments of estimated Tax with respect to income or gain of the Company received on or prior to the Closing Date; provided, however, that the Seller shall not be liable for or pay any Taxes (I) to the extent a reserve for such Taxes has been established and is reflected in the Financial Statements and such Taxes are taken into account in calculating the Closing Date Net Working Capital, or (II) to the extent such Taxes are included in the calculation of Pre-Closing Tax Obligations to the extent such amounts were deducted in determining the Closing Date Cash Payment pursuant to Article I (whether at the time specified in Section 1.8(a) or at the time specified in Section 1.8(b), as applicable). Neither the Buyer nor any of its Affiliates shall amend, refile, revoke or otherwise modify any Tax Return or Tax election of the Company with respect to any Tax period ending on or before the Closing Date without the prior written consent of the Seller, which consent shall not be unreasonably withheld or delayed.
(b)    Straddle Period Allocation. For purposes of this Section 6.6, the Taxes of the Company for a Straddle Period shall (i) in the case of Taxes based upon or related to income, gross income, gross receipts, sales, net profits, windfall profits or similar items, be allocated to the Pre-Closing Straddle Period based on a closing of the books as of the end of the Closing Date and (ii) in the case of Taxes other than Taxes described in clause (i), the amount of Taxes allocated to the Pre-Closing Straddle Period shall be the product of (A) the amount of Taxes for the entire Straddle Period and (B) a fraction, the numerator of which is the number of calendar days in the Pre-Closing Straddle Period and the denominator of which is the number of calendar days in the entire Straddle Period.
(c)    Cooperation on Tax Matters. The Parties shall cooperate fully, to the extent reasonably requested by another Party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Company and the Seller shall (i) retain all books and records with respect to Tax matters pertinent to the Company relating to any Taxable period beginning before the Closing Date until expiration of the statute of limitations (and, to the extent notified by the Buyer or the Seller, any extensions thereof) of the respective Taxable periods, and to abide by all record retention agreements entered into with any Taxing authority, and (ii) give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, the Company or the Seller, as the case may be, shall allow the other Party to take possession of such books and records.

(d)    Tax Sharing Agreements. Any Tax sharing agreements or similar agreements between the Company on the one hand and a Person other than the Company on the other hand shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any liability thereunder.
(e)    Refunds. If the Company or an Affiliate thereof actually receives a credit with respect to, or refund of, any Tax paid by the Company prior to the Closing with respect to any Pre-Closing Period (or portion thereof), the Buyer shall pay over to the Seller the amount of such refund or credit within fifteen (15) days of receipt or entitlement thereto.  In the event that any refund or credit of Taxes for which a payment has been made to the Seller pursuant to the preceding sentence is subsequently reduced or disallowed, the Seller shall indemnify and hold harmless the Buyer and the Company for any Tax assessed against the Company, the Buyer or any Affiliate thereof by reason of such reduction or disallowance and Seller shall make a payment to the Buyer in such amount within fifteen (15) days of the Buyer’s notice to the Seller.  For purposes of this Section 6.6(e), Tax refunds shall include any interest that is paid as part of the payment of such refunds, reduced by increase in the original payee’s federal, state, local, foreign or other Taxes payable attributable to such interest after taking into account any offsetting deductions or credits.
(f)    Proceedings.
(i)    The Buyer shall promptly notify the Seller in writing upon receipt by the Buyer or any Affiliate thereof of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to a Pre-Closing Period for which the Seller may be liable under this Agreement or by Law (any such inquiry, claim, assessment, audit or similar event, a “Tax Matter”). So long as sufficient amounts remain in the Indemnity Escrow Account to satisfy in full any amounts that may become due with respect to such Tax Matter, the Seller, at its sole expense, shall control the defense, compromise or other resolution of any such Tax Matter, including responding to inquiries and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, such Tax Matter; provided, however, that the Seller may not enter into any settlement of or otherwise compromise any Tax Matter that affects or may affect the Tax liability of the Company or the Buyer or any Affiliate of the foregoing for any period ending after the Closing Date, without the prior written consent of the Buyer, which consent may not be unreasonably withheld or delayed. The Seller shall keep the Buyer fully and timely informed with respect to the commencement, status and nature of any Tax Matter.

(ii)    The Buyer or the Parent shall represent the interests of the Company before the relevant Taxing authority with respect to any inquiry, claim, assessment, audit, or similar event relating to a Straddle Period (a “Straddle Period Tax Matter”) and shall control the defense, compromise or other resolution of any such Straddle Period Tax Matter, including responding to inquiries, filing Tax Returns and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, such Straddle Period Tax Matter. If the Seller would be required to indemnify the Buyer, the Company or any of their Affiliates pursuant to Section 8.2 with respect to such Straddle Period Tax Matter then: (A) the Seller may participate in the defense of such Straddle Period Tax Matter and to employ counsel, at its own expense, separate from counsel employed by the Buyer, and (B) the Buyer and the Parent shall not enter into any settlement of or otherwise compromise any such Straddle Period Tax Matter to the extent that it adversely affects the Tax liability of the Seller without the prior written consent of the Seller, which consent shall not be unreasonably withheld or delayed. The Buyer shall keep the Seller fully and timely informed with respect to the commencement, status and nature of any Straddle Period Tax Matter.
Section 6.7    Insurance; Property. From the date of this Agreement to the Closing Date, the Company and the Seller will maintain the Company’s existing insurance or obtain substantially similar coverage on presently insured property (real, personal, and mixed) owned or leased by the Company; and all such property will be used, operated, maintained, and repaired in the Ordinary Course of Business.
Section 6.8    Administration of Accounts. All payments and reimbursements received by the Seller, or any Affiliate of the Seller after the Closing Date from any third party in the name of the Company, for the benefit of the Company, or in connection with the Company or the Business, shall be held by the Seller or such Affiliate in trust for the benefit of the Company. Immediately upon receipt of such payment or reimbursement, the Seller shall pay to the Buyer the amount of such payment or reimbursement.
Section 6.9    No Solicitation; Exclusivity. Between the date of this Agreement and the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Section 9.1, neither the Company nor the Seller shall, and the Company and the Seller shall not permit any of their Affiliates, directors, officers, employees or Representatives to, directly or indirectly, (a) solicit or consider any inquiries, proposals or offers, or enter into agreements, relating to the disposition of the Purchased Shares, Assets or the Business of the Company, the merger or consolidation of the Company with any Person, the sale or exchange of any securities of the Company, or any other business combination, or (b) divulge or otherwise disclose any confidential information concerning the Business or the Assets to any third Person (other than in the Ordinary Course) or any details regarding the terms of this Agreement.
Section 6.10    Director and Officer Liability; Indemnification. For a period of six (6) years after the Closing Date, the Company’s Articles of Incorporation and Bylaws shall contain provisions no less favorable than those set forth in the Company’s Articles of Incorporation and Bylaws as of the date hereof with respect to exculpation or indemnification of any current or former officer, manager, director or similar functionary (unless required by Law) in respect of acts, omissions or events occurring on or prior to Closing, it being the intent of the Parties that such officers, managers, directors and similar functionaries of the Company shall continue to be entitled to such exculpation and indemnification in respect of acts, omissions or events occurring on or prior to Closing to the fullest extent of the Law. The provisions of this Section 6.10 are intended for the benefit of, and will be enforceable by, each current and former officer, director, manager or similar functionary of the Company and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have had by contract or otherwise. Prior to the Closing Date, the Company and the Seller shall obtain, at the expense of the Company, “tail” policies in respect of existing policies of directors’ and officers’ liability insurance maintained by the Company, for a period of six (6) years after the Closing Date, to provide insurance coverage for events, acts or omissions occurring on or prior to the Closing Date for all Persons who were directors or officers of the Company on or prior to the Closing Date.

Section 6.11    Contact with Employees, Customers and Suppliers. Prior to the Closing, neither the Buyer nor any of the Buyer’s Representatives shall contact or otherwise communicate with any employees, customers or suppliers of the Company in connection with or regarding the Transactions contemplated hereby, except to the extent approved in advance in writing by Jack Warden, the Chief Executive Officer of the Company, such approval not to be unreasonably withheld.
Section 6.12    Control of the Company’s or the Buyer’s Operations. Nothing contained in this Agreement shall give the Parent or the Buyer, on the one hand, or the Company, on the other hand, directly or indirectly, rights to control or direct the operations of the other prior to the Closing. Prior to the Closing, each of the Parent and the Buyer, on the one hand, and the Company, on the other hand, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its respective operations.
Section 6.13    Confidentiality. The Seller acknowledges the confidential and proprietary nature of the Company Confidential Information and agrees, that from and for eighteen (18) month period after the Closing, the Seller shall: (a) keep the Company Confidential Information confidential, (b) not use the Company Confidential Information for any reason or purpose; and (c) without limiting the foregoing, not disclose the Confidential Information to any Person, except with the Buyer’s prior written consent; provided, however, that the Seller’s obligations under this Section 6.13 with respect to any Company Confidential Information that is a Trade Secret shall survive indefinitely. Notwithstanding the foregoing or any provision contained herein, the Seller shall have the right to disclose any part of the Company Confidential Information to the extent, and only to the extent, necessary to (w) pursue any right or Claim for Losses arising under this Agreement, (x) defend against any Claim for Losses asserted against it under this Agreement, (y) defend against any third party claim relating to its ownership of the Company prior to the Closing, and (z) file any Tax Returns or respond to any audit, litigation or other proceeding with respect to Taxes. This Section 6.13 shall not apply to that part of the Company Confidential Information that becomes generally available to the public other than as a result of a breach of this Section 6.13 by the Seller. Company Confidential Information shall not be deemed “generally available to the public” merely because it is included or incorporated in more general information that is publicly available or because it combines features which individually may be publicly available. If the Seller becomes compelled in any action or proceeding to make any disclosure that is prohibited by this Section 6.13, the Seller shall, to the extent legally permissible, provide the Buyer with prompt notice of such compulsion so that the Buyer may seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions of this Section 6.13. In the absence of a protective order or other remedy, the Seller may disclose that portion (and only that portion) of the Company Confidential Information that, based upon advice of the Seller’s counsel, the Seller is reasonably likely to be legally compelled to disclose; provided, however, that the Seller shall use its reasonable efforts to obtain written assurance that any Person to whom any Company Confidential Information is so disclosed shall accord confidential treatment to such Company Confidential Information. Nothing in this Section 6.13 shall diminish the protections and benefits under applicable Law to which any Trade Secret of the Company is entitled. If any information that the Buyer, the Parent or the Company or any of their Subsidiaries asserts to be a Trade Secret under applicable Law is found by a court of competent jurisdiction not to be such a Trade Secret, such information shall nonetheless be considered Company Confidential Information for purposes of this Section 6.13.

Section 6.14    Interim Financial Statements. During the period prior to the Closing Date, (a) within fifteen (15) days after the end of each fiscal month, the Company shall deliver to the Buyer an unaudited balance sheet of the Company as of the last day of the most recently completed fiscal month and unaudited statements of income of the Company for the most recently completed fiscal month and for the period from December 28, 2013 to the end of the most recently completed fiscal month, and (b) within thirty (30) days after the last day of each fiscal quarter of the Company ended at least thirty (30) days prior to the Closing Date, the Company shall deliver to the Buyer an unaudited balance sheet of the Company as of the last day of such fiscal quarter and statements of income, cash flows and changes in shareholders’ equity of the Company for the interim period between the date of the latest audited balance sheet (e.g., December 28, 2013) and the last day of such fiscal quarter (and for the corresponding period of the preceding fiscal year of the Company), with each of the financial statements in clause (b) of this Section 6.14 reviewed in accordance with AU Section 722 Interim Financial Information, meeting the requirements of Regulation S-X for a Form S-1 registration statement (other than Rules 3-10 and 3-16 of Regulation S-X) and being in a form that will enable the independent auditors of the Company to render a customary “comfort letter” (including customary “negative assurances”). From and after the Closing, the Seller shall cooperate fully to provide relevant information relating to Pre-Closing Periods, to the extent reasonably requested by the Buyer or the Buyer, in connection with the Buyer’s preparation of monthly, quarterly or other interim balance sheets, statements of income, changes in shareholders’ equity and cash flows for periods ending after the Closing Date (and for the corresponding period of the preceding fiscal year).
Section 6.15    Title Commitments, Title Policies, Surveys and Zoning Letters. In the event requested by the Buyer, the Company shall use commercially reasonable efforts to cooperate with the Buyer or the Parent in obtaining, with respect to each parcel of Company Real Estate (a) ALTA or other form of title commitment for owner’s, lessee’s and/or lender’s policies (if applicable) of title insurance (each, a “Title Commitment”) prepared by a national title insurance company acceptable to the Buyer (“Title Company”), (b) certified ALTA/ACSM or other on-the-ground, staked, boundary survey maps of the Owned Real Property, or any portion thereof, prepared by surveyors reasonably acceptable to the Buyer and reflecting the matters disclosed on the Title Commitment related thereto; and (c) letters from the appropriate Governmental Authority in the locations where each parcel of Company Real Estate is located certifying zoning compliance of such Company Real Estate, as applicable. If requested by the Buyer, the Company shall deliver at the Closing an owner’s affidavit of title with respect to each parcel of Company Real Estate, in form and substance required by Title Company, and such other transfer declarations, GAP undertakings, title clearance, and corporate authority documents required by Title Company to issue at Closing 2006 ALTA owner’s, lessee’s and lender’s policies of title insurance (extended coverage policies, including mechanic’s lien coverage) on the Company Real Estate as requested by the Buyer, including such endorsements required by the Buyer (each a “Title Policy” and collectively the “Title Policies”). The Company shall also cooperate fully with the Buyer to satisfy or accomplish all requirements of policy issuance required by the Title Company and to eliminate such exceptions from the Title Policies as the Buyer may desire eliminated.

Section 6.16    Lease Estoppels; Landlord Lien Waivers; and Non-Disturbance Agreements. The Company shall use commercially reasonable efforts to obtain and deliver to the Buyer at Closing (a) certificates of estoppel in a form and substance reasonably acceptable to the Buyer from each party (lessors, lessees, and sublessees, as applicable) to each Lease (other than the Company); (b) if requested by the Buyer, non-disturbance agreements from each lender of a landlord/lessor under each Lease in form and substance acceptable to the Buyer; and (c) if required by the Buyer’s lender, access and waiver of lien agreements, in form acceptable to such lender, from the landlords/lessors under the Leases agreeing that any trade fixtures, machinery, equipment, furniture, inventory, goods or other personal property kept at or installed in the Leased Real Property is personal property, is not to become a part of the realty no matter how affixed to it, may be removed from the Leased Real Property by such lender at any time free and clear of any claim or lien of such landlord/lessor and such additional matters as may reasonably be requested by such lender to protect its interest in such personal property (each an “Access Agreement”). In the absence of any such estoppels, the Company shall provide at Closing the estoppel for any Leased Real Property for which the third party estoppel is not received and each such estoppel shall be deemed an Ancillary Agreement under this Agreement and a deliverable under Section 2.2(a). Notwithstanding anything herein to the contrary, delivery of each Access Agreement to the Buyer on or before Closing shall be deemed a deliverable under Section 2.2(a).
Section 6.17    Amendments to LLC Agreement. Prior to the Closing Date, the Seller shall amend the Amended and Restated Limited Liability Company Agreement of the Seller dated as of February, 2010 (as it may have been further amended or restated from time to time) (the “Seller LLC Agreement”) to provide that the sale of all or substantially all of the assets of the Seller shall not cause the Seller to be dissolved, its assets disposed of and its affairs wound up and the Seller shall provide evidence reasonably satisfactory to the Buyer that such amendment was accomplished in accordance with the terms of the Seller LLC Agreement and applicable Law. The Seller shall not dissolve or wind up its affairs or take any action which would require that it be dissolved or wind up its affairs for a period of eighteen (18) months after the Closing Date.
Section 6.18    Required Amendments. Prior to the Closing Date, the Company and the Seller shall use their reasonable best efforts to obtain the Required Amendments and shall keep the Buyer advised as to the status thereof.

ARTICLE VII
CLOSING CONDITIONS
Section 7.1    Conditions Precedent to the Buyer’s and the Parent’s Obligations. The obligations of the Buyer and the Parent to consummate the Transactions is expressly subject to the satisfaction, on or prior to the Closing Date, of all of the following conditions (compliance with any of which or the occurrence of any of which may be waived in whole or in part by the Buyer and the Parent in writing):
(a)    Each representation and warranty of the Company and the Seller contained in this Agreement and the Ancillary Agreements shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date, and except that the representations and warranties set forth in Section 3.3(a) shall be true and correct in all respects at and as of the Closing Date); provided, however, to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect,” such representations and warranties (as so written) shall be true and correct in all respects at and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date).
(b)    The Company and the Seller shall have performed and complied with in all material respects all covenants and agreements required by this Agreement and the Ancillary Agreements to be performed on or prior to the Closing Date. The Company shall deliver to the Buyer a certificate dated as of the Closing Date and signed by an officer of the Company certifying compliance with Section 7.1(a) and this Section 7.1(b) (the “Company’s Compliance Certificate”).
(c)    No action or proceeding shall have been instituted before any court or Governmental Authority to restrain or prohibit, or to obtain damages in respect of, this Agreement or the consummation of the Transactions.
(d)    All documents and instruments executed and delivered and all actions taken in connection with this Agreement and the Transactions shall be reasonably satisfactory to the Buyer and its counsel, including those deliverables set forth in Section 2.2(a).
(e)    All required HSR filings shall have been made and either (i) the HSR waiting period shall have expired or (ii) early termination granted.
(f)    No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of any of the Transactions contemplated by this Agreement.
(g)    The amendments to the Employment Agreements entered into as of the date hereof with each of the individuals listed on Schedule 7.1(g) shall be in full force and effect as of the Closing Date.

Section 7.2    Conditions Precedent to the Seller’s and the Company’s Obligations. The obligation of the Company and the Seller to consummate the Transactions is expressly subject to the satisfaction, on or prior to the Closing Date, of all of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part by the Company and the Seller in writing):
(a)    Each representation and warranty of the Buyer contained in this Agreement and the Ancillary Agreements shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date); provided, however, to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect,” such representations and warranties (as so written) shall be true and correct in all respects at and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date).
(b)    The Buyer and the Parent shall have performed and complied with in all material respects all covenants and agreements required by this Agreement to be performed on or prior to the Closing Date. the Buyer shall deliver to the Seller a certificate dated as of the Closing Date and signed by an officer of the Buyer certifying compliance with Section 7.2(a) and this Section 7.2(b) (the “Buyer’s Compliance Certificate”).
(c)    No action or proceeding shall have been instituted before any court or Governmental Authority to restrain or prohibit or to obtain damages in respect of this Agreement or the consummation of the Transactions.
(d)    All documents and instruments executed and delivered and all actions taken in connection with this Agreement and the Transactions, shall be reasonably satisfactory to the Seller and its counsel, including those deliverables set forth in Section 2.2(b).
(e)    All required HSR filings shall have been made and either (i) the HSR waiting period shall have expired or (ii) early termination granted.
(f)    No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of any of the Transactions contemplated by this Agreement.
ARTICLE VIII
OTHER AGREEMENTS OF THE PARTIES
Section 8.1    Survival of Representations, Warranties and Covenants. The representations and warranties of the Parties contained in this Agreement will survive the Closing and shall be deemed to have been relied upon for a period of eighteen (18) months following the Closing Date (“Survival Period”); provided, however, the representations and warranties set forth in Section 3.16 (Employee Benefit Plans), Section 3.18 (Environmental, Health and Safety) and Section 3.19 (Tax Matters) will survive until thirty (30) days after the expiration of the applicable statute of limitations (including, in the case of Section 3.19 (Tax Matters) extensions of the applicable statute of limitations); and the representations and warranties contained in Section 3.1 (Organization and Qualification), Section 3.2 (Authority; Enforceability), Section 3.3 (Capitalization), Section 3.22 (Brokers), Section 4.4 (Title of Shares), Section 4.2 (Authority; Enforceability), Section 5.2 (Authority; Enforceability), Section 5.6 (Brokers) and Section 5.7 (Ability to Perform) (collectively, the “Fundamental Representations”) will survive indefinitely. Any claim (whether or not fixed as to liability or liquidated as to amount) pending on the expiration date of the applicable survival period set forth above for which a claim notice has been given in accordance with Section 8.2 on or before such expiration date may continue to be asserted and shall be indemnified against until finally resolved. All covenants and agreements contained in this Agreement will survive the Closing in accordance with their terms, or if no term is expressly stated, upon the expiration of the statute of limitations period applicable to the matters covered thereby.

Section 8.2    Indemnification.
(a)    By the Seller. The Company shall, until the Closing, and the Seller shall, after the Closing, indemnify, save, and hold harmless the Buyer, the Parent and their Affiliates (including, after the Closing, the Company) and their respective Representatives, successors, and assigns from and against any and all costs, losses, Taxes, Liabilities, obligations, damages, Actions, and expenses (whether or not arising out of third-party claims), including reasonable attorneys’ fees (collectively, “Losses”) asserted, incurred in connection with, arising out of, resulting from or incident to:
(i)    any breach of any representation or warranty made by the Company or the Seller in or pursuant to this Agreement, any Ancillary Agreement, or in any certificate or other closing document delivered pursuant to this Agreement;
(ii)    any failure by the Company or the Seller to perform or observe any covenant or agreement to be performed or observed by any of them under this Agreement, any Ancillary Agreement or in any certificate or other closing document delivered pursuant to this Agreement;
(iii)    any Taxes or costs (A) relating to Pre-Closing Periods or Pre-Closing Straddle Periods, (B) any Pre-Closing Tax Obligations, or (C) arising as a result of any failure by the Seller to pay any Taxes payable pursuant to Section 6.6;
(iv)    any payment to any of the Company’s current or former officers, managers, directors and similar functionaries under the provisions of (A) the Company’s Articles of Incorporation and Bylaws, or (B) the Buyer’s Certificate of Formation and Limited Liability Company agreement, in either case with respect to exculpation or indemnification of such officers, managers, directors or similar functionaries in respect of acts, omissions or events occurring on or prior to Closing;
(v)    any unpaid Closing Date Indebtedness and Transaction Expenses;
(vi)    obtaining the Non-Closing Condition Amendments (less an amount equal to 20% of any such costs);

(vii)    any matters, actions, disputes, claims, relationships or business dealings which were the subject of the Settlement Agreement and Mutual Release of Claims described in Schedule 3.12;
(viii)    those matters specifically set forth on Schedule 8.2(a)(viii); and
(ix)    any failure of the Seller to vote in favor of the matters described in Section 6.4(d).
(b)    By the Buyer. The Buyer shall indemnify and save and hold harmless the Seller and its Representatives, successors, and assigns from and against any and all Losses asserted, incurred in connection with, arising out of, resulting from, or incident to: (i) any breach of any representation or warranty made by the Buyer in or pursuant to this Agreement or in any certificate or other closing document delivered pursuant to this Agreement, (ii) any failure by the Buyer or the Parent to perform or observe any covenant or agreement to be performed or observed by the Buyer or the Parent under this Agreement or in any certificate or other closing document delivered pursuant to this Agreement, and (iii) except as otherwise provided in this Agreement, any Taxes of the Company relating to periods following the Closing Date. Notwithstanding anything to the contrary in this Section 8.2(b), the Buyer’s and the Parent’s maximum aggregate liability for claims of Losses under this Section 8.2(b) will not exceed the General Cap; provided, however, that the General Cap shall not apply with respect to any Losses relating to breaches of Section 5.2 (Authority; Enforceability) and/or Section 5.6 (Brokers).
(c)    Claims for Indemnification.
(i)    If a claim for Losses (a “Claim”) is made by a Party entitled to indemnification hereunder (the “Indemnified Party”) against the Party obligated to provide indemnification for such Claim hereunder (the “Indemnifying Party”), the Indemnified Party will give written notice (a “Claim Notice”) to the Indemnifying Party and the Escrow Agent as soon as practicable after the Indemnified Party becomes aware of any fact, condition or event which may give rise to Losses for which indemnification may be sought under this Section 8.2. The Claim Notice shall contain (A) a description and the amount of any Losses incurred or reasonably expected to be incurred by the Indemnified Party, (B) a statement that the Indemnified Party is entitled to indemnification under Section 8.2(a) or Section 8.2(b), as applicable, for such Losses and a reasonable explanation of the basis therefor, and (C) a demand for payment in the amount of such Losses. The failure of any Indemnified Party to give a timely Claim Notice to the Indemnifying Party under this Agreement will not affect its rights to indemnification under this Agreement, except to the extent that the Indemnifying Party demonstrates actual damage caused by such failure. If the Seller or the Buyer, as applicable, fails to notify the Indemnified Party within sixty (60) days following receipt of a Claim Notice from such Indemnified Party that it disputes the Claim therein, the Claim set forth in the Claim Notice shall be conclusively deemed a liability to be indemnified under this Section 8.2, and the Indemnified Party shall be indemnified for the amount of the Losses stated in such Claim Notice on demand.

(ii)    If any third-party files any lawsuit or enforcement action or otherwise asserts a claim against any Indemnified Party, the Indemnified Party shall give a Claim Notice of such action to the Indemnifying Party as promptly as practicable (and in any event within fifteen (15) days after the service of the citation or summons). The failure of any Indemnified Party to give timely notice of a third party action to the Indemnifying Party under this Agreement will not affect its rights to indemnification under this Agreement, except to the extent that the Indemnifying Party demonstrates actual damage caused by such failure. After such notice, the Indemnifying Party will be entitled, if it so elects, (A) to take control of the defense and investigation of such lawsuit or action, and (B) to employ and engage attorneys of its choice that are reasonably acceptable to the Indemnified Party to handle and defend the same; provided, however, that the Indemnifying Party may not assume the defense of a third-party Claim if (x) the Indemnifying Party is the Company (prior to Closing) or the Seller, and (I) a reasonable assessment of the likely amount of such Claim is in excess of the sum of the amount of the funds then on deposit in the Indemnification Escrow Account, or (II) such Claim is asserted directly by or on behalf of a Person that is a supplier or customer of the Company, or (y) such Claim seeks an injunction or other equitable relief against the Indemnified Party. Any Indemnified Party shall have the right to employ separate counsel in any such Claim and to participate in the defense thereof, but the fees and expenses of such counsel shall not be entitled to indemnity hereunder unless (1) the Indemnifying Party shall have failed, within thirty (30) days after having been notified in writing by the Indemnified Party of the existence of such Claim as provided in this Section 8.2(c)(i), to assume and continue to diligently conduct the defense of such Claim, (2) the employment of such counsel has been specifically authorized by the Indemnifying Party or (3) the representation of the Indemnified Party by counsel provided by the Indemnifying Party would be inappropriate due to actual or potential conflicting interests between them, including situations in which there are one or more material legal defenses available to the Indemnified Party that are not available to Indemnifying Party. No Indemnifying Party shall, without the written consent of the Indemnified Party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification may be sought hereunder (whether or not the Indemnified Party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (a) includes only monetary damages that are paid in full by the Indemnifying Party, (b) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (c) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of the Indemnified Party. In no event will an Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to any Claim for which the Indemnified Party is liable hereunder without the prior written consent of the Indemnifying Party which consent shall not be unreasonably withheld.
(iii)    Subject to the limitations in this Article VIII, in the event that the Buyer or its Affiliates is the Indemnified Party, and once the amount of Losses has been agreed to by the Seller or finally adjudicated to be payable by the Seller pursuant to this Article VIII, (A) such Losses shall first be satisfied from the Indemnification Escrow Amount pursuant to the terms of the Escrow Agreement by the transfer from the Escrow Agent to the Indemnified Party of an amount equal to the amount of such Losses, and (B) subject to the limitations in this Article VIII, if such Losses exceed the value of the remaining balance in the Indemnification Escrow Account (if any), and the Seller is liable therefor, the Seller shall pay the unsatisfied portion of such Losses, in either case, by wire transfer of immediately available funds to the account designated in writing by the Indemnified Party within five (5) Business Days after the amount of Losses has been determined hereunder.

(iv)    Subject to the limitations in this Article VIII, in the event that Seller or its Affiliates is the Indemnified Party, and once the amount of Losses has been agreed to by the Buyer or finally adjudicated to be payable by the Buyer pursuant to this Article VIII, the Buyer shall pay the amount of such Losses by wire transfer of immediately available funds to the account designated in writing by the Indemnified Party within five (5) Business Days after the amount of Losses has been determined hereunder.
(d)    Exclusive Remedy. The indemnification given by the Parties under this Agreement shall be the Parties’ sole and exclusive post-Closing remedy, each against the other, with respect to all Losses incurred by a Party hereunder, except for any claims arising out of or relating to the fraud, intentional misrepresentation, or wrongful act of any Party.
(e)    Limitations.
(i)    Limited Claims. Subject to Section 8.2(e)(ii), (1) the Seller will have no liability under Section 8.2(a)(i) unless and until the aggregate amount of all claims for Losses under Section 8.2(a)(i) exceeds $1,000,000 (the “Basket Amount”), at which time the Seller will be liable only for Losses under Section 8.2(a)(i) that exceed the Basket Amount (provided, however, the first ten (10) individual items, or series of related items arising from the same or similar circumstances, where the Loss under Section 8.2(a)(i) is less than $25,000 (the “Mini Basket Amount”) shall not be indemnified for or against and shall not count towards the Basket Amount, but any individual items or series of related items not captured by the Mini Basket Amount shall count toward the Basket Amount), and (2) the maximum aggregate liability of the Seller for claims of Losses under Section 8.2(a)(i) will not exceed $14,000,000 (the “General Cap”).
(ii)    Other Claims. Notwithstanding the foregoing, (A) the Basket Amount, Mini Basket Amount and General Cap shall not apply to Losses (and claims thereof) under Section 8.2(a)(ii), Section 8.2(a)(iii), Section 8.2(a)(iv), Section 8.2(a)(v), and (B) the Basket Amount, Mini Basket Amount and General Cap shall not apply to Losses (and claims thereof) relating to breaches of the Fundamental Representations. The Basket Amount and the Mini Basket Amount shall not apply to Losses (and claims thereof) under Section 8.2(a)(vi), Section 8.2(a)(vii), Section 8.2(a)(viii) and Section 8.2(a)(ix), but shall in each case be subject to the General Cap. The maximum aggregate liability of the Seller for such Losses under this Section 8.2(e)(ii) shall be $128,000,000.
(iii)    Exclusions from Losses. In no event shall any Indemnified Party under this Section 8.2 be entitled to recover or make a claim for any amounts in respect of, and in no event shall “Losses” be deemed to include, (A) any special, indirect, punitive, aggravated damages, except to the extent that such damages are based upon a willful breach or fraudulent misrepresentation by the Company or the Seller or included in any third party action (provided, however, for avoidance of doubt, Losses shall be deemed to include consequential damages), or (B) any loss, liability, damage or expense to the extent included in the calculation of the Closing Date Net Working Capital, Transaction Expenses or Closing Date Indebtedness.

(iv)    Materiality. For the purposes of determining whether there has occurred any breach or inaccuracy of a representation or warranty and he amount of Losses due to a breach or inaccuracy of a representation or warranty, all “Material Adverse Effect” or “Material Adverse Change” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded.
(f)    Insurance and Tax Effect. The amount of any Loss subject to indemnification hereunder or of any Claim therefore shall be calculated net of (i) any amounts actually theretofore recovered by an Indemnified Party pursuant to any indemnification by or indemnification agreement with any non-affiliated third party (net of all direct collection expenses), (ii) any insurance proceeds or other non-affiliated third party cash receipts or sources of reimbursement actually theretofore received by an Indemnified Party against such Loss (net of all direct collection expenses) on account of such Loss (each such source named in clauses (i) and (ii), a “Collateral Source”), (iii) any Tax Benefit (as defined below) actually realized by such Indemnified Party or its Affiliates on account of such Loss, and (iv) shall be increased by the amount of an Tax Detriment actually suffered by such Indemnified Party or its Affiliates on account of such Loss. If such Indemnified Party or its Affiliates actually realizes a Tax Benefit after an indemnification payment is made to such Indemnified Party, such Indemnified Party shall promptly pay to the Indemnifying Party the amount of such Tax Benefit at such time or times as and to the extent that such Tax Benefit is realized. For purposes hereof, “Tax Benefit” shall mean any refund of Taxes paid or reduction in the amount of Taxes which otherwise would have been paid to the Indemnified Party, and “Tax Detriment” shall mean any additional Taxes or costs paid or increase in the amount of Taxes which otherwise would have been paid by the Indemnified Party. The Indemnified Party shall use commercially reasonable efforts to seek full recovery of any Loss from all Collateral Sources covering such Loss to the same extent as they would if such Loss were not subject to indemnification hereunder. In the event that a recovery from a Collateral Source is made by such Indemnified Party or its Affiliates with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery (net of all direct collection expenses) shall be made promptly to the Indemnifying Party.
(g)    Duty to Mitigate. Nothing in this Agreement in any way restricts or limits the general obligation at Law of an Indemnified Party to mitigate any Loss which it may suffer or incur by reason of the breach by an Indemnifying Party of any representation, warranty, covenant or obligation of the Indemnifying Party under this Agreement; provided that, neither the Buyer nor the Company shall have any duty to pay any Taxes or file any Tax Return for which the Seller is liable or responsible under this Agreement to mitigate the accrual of penalties and interest on such Taxes or with respect to such Tax Return.
Section 8.3    Release.
(a)    The Seller, on behalf of itself and its members, trustees, agents, attorneys, representatives, successors, assigns, heirs, beneficiaries, creditors and Affiliates (collectively, the “Releasing Parties”), hereby, irrevocably and unconditionally, fully and forever acquit, release, covenant not to sue, discharge and agree to hold harmless the Company, the Buyer, the Parent, and their respective Affiliates, officers, directors, shareholders, members, managers, employees, agents, attorneys, representatives, predecessors, successors and assigns (collectively, the “Releasees”), from any and all commitments, actions, debts, claims, counterclaims, charges, demands, damages, losses, compensation, obligations, Liabilities, costs, expenses (including, without limitation, attorneys’ fees and court costs), causes of action, debts, contracts, torts, covenants, fiduciary duties, responsibilities, suits and judgments, at law or in equity, of every nature and kind that any of the Releasing Parties have, may have had or may have in the future against the Releasees, whether known or unknown, for all matters relating to, arising out of or in connection with the status of the Seller or any of the Releasing Parties as a shareholder, creditor, officer and/or director of the Company from the beginning of time through the Closing Date (collectively, for the purposes of this Section 8.3, the “Causes of Action”), except as specifically set forth in this Agreement. The release set forth in this Section 8.3 shall be binding upon the Releasing Parties and their respective successors and assigns and shall inure to the benefit of the Releasees and their respective successors and assigns.

(b)    The Seller, on behalf of itself and the other Releasing Parties, hereby represents to the Releasees that the Releasing Parties (i) have not assigned any Causes of Action or possible Causes of Action against any Releasee, (ii) fully intend to release all Causes of Action against the Releasees including, without limitation, unknown and contingent Causes of Action (other than those specifically reserved above), and (iii) have consulted with counsel with respect to the execution and delivery of this general release and has been fully apprised of the consequences hereof.
(c)    The Seller hereby irrevocably covenants to refrain from, and to cause the other Releasing Parties to refrain from, directly or indirectly, (i) asserting any Causes of Action, or commencing, instituting or causing to be commenced, or continuing with any claim, action or proceeding for a Cause of Action, and this Agreement may be raised by any Releasee as an estoppel to any such claims, actions or proceedings; and (ii) making any claim or commencing any action or proceeding against any Person (or assisting or encouraging any other Person in connection therewith) in which any claim, action or proceeding would arise against any Releasee for contribution or indemnity or other relief from, over and against any Releasee or which otherwise results in a Releasee suffering or incurring any Losses, whether under common law, equity, statute, Contract or otherwise, with respect a Cause of Action. It is the intention of the Seller, on behalf of itself and the other Releasing Parties, that the release described in this Section 8.3 be effective as a bar to each Cause of Action hereinabove specified. In furtherance of this intention the Seller hereby expressly waives, and shall cause each of the other Releasing Parties to waive, any and all rights and benefits conferred upon it by the provisions of Applicable Law with respect to any Cause of Action and the Seller, on behalf of itself and the other Releasing Parties, expressly consents that the release described in this Section 8.3 shall be given full force and effect according to each and all of its express terms and provisions.
(d)    The Seller shall deliver to the Buyer at the Closing a release agreement in form reasonably satisfactory to the Buyer re-affirming its obligations under this Section 8.3 and extending the coverage of the release for the Releasing Parties set forth in this Section 8.3 to include the period from the date hereof through and including the Closing (the “Release Agreement”).
Section 8.4    Disclosure Generally. The Disclosure Schedules have been arranged, for purposes of convenience only, as separately titled Schedules corresponding to the Sections of Article III and Article IV. Any information set forth in any Disclosure Schedule or incorporated in any Section of this Agreement shall be considered to have been set forth in each other Schedule and shall be deemed to modify the representations and warranties in Article III or Article IV, as applicable, whether or not such representations and warranties refer to such Schedule, but only to the extent that it is reasonably apparent on the face of the Schedule that it applies to a particular representation and warranty. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedules is not intended to imply that such amounts, or higher or lower amounts, or the items so included or other items, are or are not required to be disclosed or are within or outside of the ordinary course of business, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedules in any dispute or controversy with any Party as to whether any obligation, item or matter not described herein or included in a Disclosure Schedule is or is not required to be disclosed (including, without limitation, whether such amounts are required to be disclosed as material) or in the ordinary course of business for the purposes of this Agreement. The information contained in the Disclosure Schedules is disclosed solely for the purposes of this Agreement, and no information contained therein shall be deemed to be an admission by any Party hereto to any third party of any matter whatsoever, including of any violation of Law or breach of any agreement.

Section 8.5    Independent Significance. The Parties intend that each representation, warranty, covenant and agreement contained in this Agreement has independent significance. If any Party has breached any representation, warranty, covenant or agreement contained in this Agreement in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, covenant or agreement.
Section 8.6    No Contribution. Notwithstanding anything herein to the contrary, after the Closing the Seller shall not have, and it hereby irrevocably waives, any claims, causes of action and rights to sue or seek contribution, reimbursement or indemnification against or from the Buyer, the Parent or the Company for any Losses incurred, suffered, paid, sustained or indemnified by the Seller in connection with, arising out of, based upon, relating to or otherwise involving this Agreement, including any breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement.
ARTICLE IX
TERMINATION; REMEDIES
Section 9.1    Termination. This Agreement may be terminated and the Transactions contemplated by this Agreement abandoned at any time prior to the Closing:
(a)    by mutual written consent of the Seller and the Buyer;
(b)    by either the Seller or the Buyer, by delivery of written notice of such termination to the other, if the Closing shall not have been consummated on or before January 1, 2015 (the “Termination Date”), unless the Termination Date is extended by written agreement of the Seller and the Buyer; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or prior to such date (for the purposes of the proviso, the failure to fulfill any obligation under this Agreement by the Company or the Seller shall be deemed the failure of the Seller and the Company);

(c)    by the Seller, by delivery of written notice of such termination to the Buyer, if there has been a breach of any representation, warranty or covenant made by the Buyer or the Parent in this Agreement, such that any condition in Section 7.2 would not be satisfied and which has not been cured by the Buyer or the Parent, as applicable, within fifteen (15) Business Days after receipt of written notice from the Seller requesting such breach to be cured (if reasonably curable in such time frame, and if not, reasonable steps to cure have not been take in such time frame); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to the Seller if the failure of the Company or the Seller to fulfill any of their obligations under this Agreement has been the primary cause of, or resulted in, such breach;
(d)    by the Buyer, by delivery of written notice of such termination to the Seller, if there has been a breach of any representation, warranty or covenant made by the Company or the Seller in this Agreement, such that any condition in Section 7.1 would not be satisfied and which has not been cured by the Company or the Seller, as applicable, within fifteen (15) Business Days after receipt of written notice from the Buyer requesting such breach to be cured (if reasonably curable in such time frame, and if not, reasonable steps to cure have not been take in such time frame); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to the Buyer if the failure of the Buyer or the Parent to fulfill any of its obligations under this Agreement has been the primary cause of, or resulted in, such breach; or
(e)    by either the Seller or the Buyer, if any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the consummation of the Transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable.
Section 9.2    Effect of Termination.
(a)    Except as provided in Section 9.2(b), if this Agreement is terminated pursuant to Section 9.1, all rights and obligations of the Parties hereunder shall terminate and no Party shall have any liability to the other Party, except for obligations of the Parties in Section 1.12 (Earnest Money), Section 6.3 (Confidential Information), this Section 9.2 (Effect of Termination), Section 10.2 (Notices), Section 10.3 (Choice of Law; Venue and Forum) and Section 10.6 (Expenses), which shall survive the termination of this Agreement; provided, however, except as provided in Section 9.2(b), nothing herein shall relieve any Party from liability do to the extent that such termination results from fraud or the intentional breach or misrepresentation by such Party.

(b)    Except as set forth in the next sentence, if this Agreement is terminated for any reason, the Earnest Money Deposit shall be delivered to the Buyer (and the Buyer and the Seller shall deliver joint written instructions to the Escrow Agent to do so within two (2) Business Days following any such termination of this Agreement). Notwithstanding the foregoing, the Earnest Money Deposit shall be delivered to the Seller in the event the Seller terminates this Agreement pursuant to (i) Section 9.1(b), but only if the Buyer’s or the Parent’s failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or prior to the Termination Date, or (ii) Section 9.1(c) and, in either case, the Buyer and the Seller shall deliver joint written instructions to the Escrow Agent to do so within two (2) Business Days following any such termination of this Agreement). Notwithstanding anything in this Agreement to the contrary, the Parties expressly acknowledge and agree that, with respect to any termination of this Agreement under circumstances in which the Earnest Money Deposit is payable to the Seller as provided in the preceding sentence, payment of the Earnest Money Deposit to the Seller shall constitute liquidated damages with respect to any claim for damages or any other claim which the Company or the Seller would otherwise be entitled to assert against the Buyer, the Parent or any of their Affiliates or Representatives or any of their respective assets, with respect to any such termination of this Agreement, and shall constitute the sole and exclusive remedy of the Seller, the Company or any other Person with respect to any such termination of this Agreement for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement or the failure of the Transactions to be consummated, and upon payment of such amount, none of the Buyer, the Parent or any of their Affiliates or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. The Parties expressly acknowledge and agree that, in light of the difficulty of accurately determining actual damages with respect to the foregoing upon any such termination of this Agreement under circumstances in which the Earnest Money Deposit is payable to the Seller pursuant to this Section 9.2(b), the right to such payment: (A) constitutes a reasonable estimate of the damages that will be suffered by reason of any such termination of this Agreement, and (B) shall be in full and complete satisfaction of any and all damages arising as a result of any such termination of this Agreement.
ARTICLE X
MISCELLANEOUS
Section 10.1    Assignment; No Third Party Rights. Neither this Agreement nor any of the rights or obligations under this Agreement may be assigned by any Party without the prior written consent of the other Parties; provided, however, that the Buyer may assign or delegate all or part of its rights and obligations under this Agreement to one or more direct or indirect subsidiaries or Affiliates and institutional lenders without the prior written consent of the Company or the Seller; provided, further, that any such assignment or delegation shall not relieve the Parent of its obligations under this Agreement. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, and no other Person will have any right, benefit or obligation under this Agreement as a third-party beneficiary or otherwise.
Section 10.2    Notices. All notices, requests, demands and other communications which are required or may be given under this Agreement will be in writing and will be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by confirmed facsimile, electronic or digital transmission method; the day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express); and upon receipt, if sent by certified or registered mail, return receipt requested.

In each case notice will be sent to:
(a)    if to the Company (before Closing) or the Seller:
American Blanching Company
155 Rip Wiley Rd.,
Fitzgerald, Georgia 31750
Attn: Jack Warden, Chief Executive Officer
Tel: (229) 423-4098
Email: jwarden@americanblanching.com
and if to the Seller: ABC Peanut Butter, LLC
275 Madison Avenue
Suite 1618
New York, New York, 10016
Attn: Richard Baum
Tel: (212) 661-6886
Email: richard@baum.com

with a copy (which shall not constitute notice)
Polsinelli P.C.
161 N. Clark Street, Suite 4600
Chicago, Illinois 60601
Attn: Donald Figliulo
Tel: (312) 463-6311
Email: dfigliulo@polsinelli.com
(b)    if to the Buyer or the Parent:
Post Holdings, Inc.
2503 S. Hanley Road
St. Louis, Missouri 63144
Attn: Diedre J. Gray, SVP, General Counsel and Secretary
Tel: (314) 644-7622
Email: diedre.gray@postfoods.com

with a copy to (which shall not constitute notice)
Lewis, Rice & Fingersh, LC
600 Washington Avenue
Suite 2500
St. Louis, Missouri 63101
Attn: Tom W. Zook
Tel: (314) 444-7600
Email: tzook@lewisrice.com

(c)    or to such other place and with such other copies as any Party may designate as to itself by written notice to the others.
Section 10.3    Choice of Law; Venue and Forum. All matters relating to or arising out of this Agreement or any Transaction and the rights of the Parties (whether sounding in contract, tort, or otherwise) will be governed by and construed and interpreted under the Laws of the State of Delaware without regard to conflicts of laws principles that would require the application of any other Law. Except as otherwise provided in this Agreement, any Action arising out of or relating to this Agreement or any Transaction shall be brought in the courts of the State of Delaware, or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of such Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or any Transaction in any other court. Each Party acknowledges and agrees that this Section 10.3 constitutes a voluntary and bargained-for agreement between the Parties.
Section 10.4    Entire Agreement; Amendments and Waivers. This Agreement and the other agreements and certificates to be entered into or executed by the Parties in accordance with this Agreement, together with all Exhibits and Schedules hereto and thereto (including the Disclosure Schedules), constitute the entire agreement among the Parties pertaining to the subject matter of such agreements and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties; provided, however, that the Non-Disclosure Letter Agreement, dated July 14, 2014, between the Seller and the Parent shall survive and not be superseded by the execution of this Agreement and the other agreements and certificates to be entered into or executed by the Parties in accordance herewith. This Agreement may not be amended except by an instrument in writing signed by each of the Parties. No amendment, supplement, modification or waiver of this Agreement will be binding unless executed in writing by the Party to be bound thereby. No waiver of any of the provisions of this Agreement will be deemed or will constitute a waiver of any other provision hereof (whether or not similar), nor will such waiver constitute a continuing waiver unless otherwise expressly provided.
Section 10.5    Counterparts; Facsimile. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. This Agreement may be executed and delivered by facsimile transmission or by electronic mail, and a facsimile or electronic copy of this Agreement or of a signature of a Party will be effective as an original.

Section 10.6    Expenses. Except as otherwise expressly specified in this Agreement, each Party to this Agreement will pay its own legal, accounting, out-of-pocket and other expenses incident to this Agreement and to any action taken by such Party in preparation for carrying this Agreement into effect.
Section 10.7    Invalidity. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to in this Agreement, will, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by Law, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement or any other such instrument. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
Section 10.8    Publicity. Prior to the Closing Date, no Party will issue any press release or make any other public statement relating to the Transactions contemplated hereby unless (i) mutually agreed to by the Parties, which agreement not to be unreasonably withheld, or (ii) required by Law, regulation or court order and any such release or statement will be subject to prior review by the Buyer and the Company. Notwithstanding the foregoing, where public disclosure is required by Law or a Governmental Authority, the Parties required to make the public disclosure will use its commercially reasonable efforts to obtain the approval of the other Party as to the form, nature and extent of the disclosure.
Section 10.9    Knowledge; Construction. The phrase “to the Knowledge of the Company,” or “to the Knowledge of the Seller” or words of comparable import, means facts or circumstances within the actual personal knowledge of any of the following: Jack Warden, Jim Freeman and Mike Davis. All references to sections, schedules, or exhibits in this Agreement refer to this Agreement’s sections, schedules or exhibits, unless otherwise indicated. The headings contained in this Agreement are for reference purposes. The words “include,” “includes,” or “including” will be deemed to be followed by the words “without limitation.” The word “or” is not exclusive.
Section 10.10    Joint Drafting. The Parties have participated jointly in the negotiation and drafting of this Agreement and the other agreements and documents to be executed by the Parties in connection herewith. In the event an ambiguity or question of intent or interpretation arises, this Agreement and the other agreements and documents to be executed by the Parties in connection herewith will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement and the other agreements and documents to be executed by the Parties in connection with this Agreement.
Section 10.11    Transfer Taxes. Any and all transfer, sales, use, bulk sales, recording, registration, documentary, stamp, or other similar Taxes and all conveyance fees, recording charges and similar fees and charges (including any penalties and interest) incurred in connection with the Transactions contemplated hereby, including the transfer of the Purchased Shares, shall be paid by the Seller when due and shall constitute a Transaction Expense. The Parties will file all necessary Tax returns and other documentation with respect to all such Taxes, fees and charges, and if required by applicable Law, the Parties will join in the execution of any such Tax returns or other documentation.

Section 10.12    Specific Performance. Each of the Parties acknowledge that the rights of each Party to consummate the Transactions contemplated hereby are unique and recognize and affirm that, except as provided in Section 9.2(b), in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Party may have no adequate remedy at law. Accordingly, the Parties agree that, except as provided in Section 9.2(b), such non-breaching Party shall have the right, in addition to any other rights and remedies existing in their favor at law or in equity, to enforce it rights and the other Party’s obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security).
Section 10.13    Parent Guaranty. Parent hereby guarantees unconditionally the payment and performance of all of the Buyer’s obligations and agreements under this Agreement, including, without limitation, any obligation of the Buyer with respect to any claim brought by the Seller arising out of or related to this Agreement. The Parent’s obligations are unconditional irrespective of any circumstances which might otherwise constitute, by operation of law, a discharge of a guarantor and it shall not be necessary for the Seller to institute or exhaust any remedies or causes of action against the Buyer as a condition to the obligations of the Parent hereunder.
Section 10.14    Privilege; Waiver of Conflict. Each of the Parties acknowledges that Polsinelli PC (“Counsel”) has represented the Seller, and, ancillary thereto, the Company, in the preparation and sale process leading up to this Agreement and the Transactions, and in connection with the preparation of this Agreement and the consummation of the Transactions contemplated by this Agreement (collectively, the “Seller Engagement”). Accordingly, to the extent required by reason of applicable law, decisional law or otherwise, each of the Buyer, Parent, and the Company expressly, (a) irrevocably waives any right it may have to access, or to discover or obtain, information or documentation relating to the Seller Engagement, and (b) agrees that the attorney-client privilege as it relates to any information, communication or legal advice occurring or arising with respect to the Seller Engagement will lie solely with the Seller, and not with the Parent, the Buyer, or the Company, and the Parent, the Buyer, and the Company will not have the right to assert or waive such attorney-client privilege.
ARTICLE XI
DEFINITIONS
Section 11.1    Certain Defined Terms. As used in this Agreement, the terms below will have the following meanings. Any of such terms, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference.

“280G Payments” shall have the meaning ascribed in Section 6.4(d).
“Access Agreement” shall have the meaning ascribed in Section 6.16.
“Actions” shall have the meaning ascribed in Section 3.12.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, whether such control is through voting securities, contract or otherwise.
“Agreement” shall have the meaning ascribed in the first paragraph of this Agreement.
“Ancillary Agreements” means all ancillary agreements referred to herein to be executed in connection with the Closing and the consummation of the Transactions, including without limitation the Escrow Agreement.
“Assets” means, with respect to the Company and the Business, all properties, assets and rights of any nature or kind, whether tangible or intangible, real, personal or mixed, and constituting, or used in, or held for use in, in connection with, or related to, the Business, wherever located, including: (a) all properties and assets reflected in the Company’s Financial Statements as of the Closing Date; (b) all Contracts and Leases; (c) Fixtures and Equipment; (d) Inventory; (e) Books and Records; (f) Company Intellectual Property; (g) accounts receivable; (h) leasehold improvements; (i) all cash and cash equivalents (including any bank deposits, marketable securities, certificates of deposit and checks and drafts received by the Company for which the Company has not received funds prior to the Closing); (j) all rights under or pursuant to all warranties, representations, and guarantees made by suppliers or other Persons (including all contractual or other rights of the Company to return inventory) in favor of the Company; (k) all claims, causes of action, choses in action, rights of recovery and rights of set-off of any nature or kind, against any Person in favor of the Company, including any rights to payment or to enforce payment in connection with products or services delivered by the Company; and (l) all securities.
“Balance Sheet” means the balance sheet of the Company as of December 28, 2013, together with any related notes, as included in Schedule 3.9.
“Basket Amount” shall have the meaning ascribed in Section 8.2(e)(i).
“Books and Records” means any and all books related to the Business, as well as records, files, documentation, data or information of the Company that have been or now are used in connection with the Business.
“Business” shall have the meaning ascribed in the Recitals.
“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks are authorized or required to close under the Laws of the United States of America or the State of New York.
“Buyer” shall have the meaning ascribed in the first paragraph of this Agreement.

“Buyer’s Compliance Certificate” shall have the meaning ascribed in Section 7.2(b).
“Capital Expenditures Deficit” means the amount by which “A” exceeds “B”, where “A” equals $3,000,000 and where “B” equals the aggregate amounts paid by the Company prior to the Closing Date for the purchase of the Owned Real Property located at 176 Rip Wiley Road, Fitzgerald, Georgia 31750 and any machinery, equipment and improvements relating to such Owned Real Property.
“Cash and Cash Equivalents” means the sum of the fair market value (expressed in United States dollars) of all cash, cash equivalents and marketable securities of the Company, as of the close of business on the day immediately preceding the Closing Date, determined in accordance with GAAP. For further avoidance of doubt, Cash and Cash Equivalents shall be calculated net of issued but uncleared checks and drafts and shall include checks actually received by the Company or its banks whether or not cleared.
“Causes of Action” shall have the meaning ascribed in Section 8.3(a).
“CERCLA” shall have the meaning ascribed in the definition of “Environmental Requirements.”
“Claim” shall have the meaning ascribed in Section 8.2(c)(i).
“Claim Notice” shall have the meaning ascribed in Section 8.2(c)(i).
“Closing” shall have the meaning ascribed in Section 2.1.
“Closing Adjustment Escrow Account” shall have the meaning ascribed in Section 1.9.
“Closing Adjustment Escrow Amount” shall have the meaning ascribed in Section 1.4(a)(i).
“Closing Condition Amendments” means those amendments described on Schedule 11.1.
“Closing Date” shall have the meaning ascribed in Section 2.1.
“Closing Date Balance Sheet” shall have the meaning ascribed in Section 1.6(a).
“Closing Date Cash Payment Adjustment” shall have the meaning ascribed in Section 1.7(a).
“Closing Date Cash Payment” shall have the meaning ascribed in Section 1.4(a)(v).
“Closing Date Indebtedness” shall have the meaning ascribed in Section 1.5.
“Closing Date Net Working Capital” shall have the meaning ascribed in Section 1.6(c).
“COBRA” shall have the meaning ascribed in Section 3.16(c).

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations under the Code.
“Collateral Source” shall have the meaning ascribed in Section 8.2(f).
“Company Software” shall have the meaning ascribed in Section 6.5.
“Company” shall have the meaning ascribed in the first paragraph of this Agreement.
“Company Confidential Information” includes any of the following information held or used by or relating to the Company: (i) all information that is a Trade Secret; (ii) all information concerning product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current, and planned research and development, current and planned manufacturing or distribution methods and processes, computer hardware, software (including firmware and other software embedded in hardware devices), publicly undisclosed software code (including publicly undisclosed source, executable or object code), subroutines, interfaces and algorithms, and computer software, database technologies, systems, structures and architectures; and (iii) all information concerning the business and affairs of the Company, including historical and current financial statements, financial projections and budgets, Tax returns and accountants’ materials, historical, current, and projected sales, capital spending budgets and plans, business plans, strategic plans, marketing and advertising plans, publications, client and customer and prospect lists and files, current and anticipated customer requirements, price lists, market studies, contracts, the names and backgrounds of key personnel and personnel training techniques and materials, however documented.
“Company Intellectual Property” means any Intellectual Property (a) owned or used by the Company in the Business, and/or (b) licensed to the Company from third parties for use in the Business.
“Company Real Estate” shall have the meaning ascribed in Section 3.5(c).
“Company’s Compliance Certificate” shall have the meaning ascribed in Section 7.1(b).
“Confidentiality Agreements” shall have the meaning ascribed in Section 6.3.
“Contract” means any legally binding contract, agreement, indenture, note, bond, loan, instrument, lease, license, conditional sales contract, mortgage or other arrangement, whether written or oral.
“Controlled Group Member” shall have the meaning ascribed in Section 3.16(a).
“Counsel” shall have the meaning ascribed in Section 10.14.
“Disclosure Schedules” means the schedules delivered by the Company and the Seller to the Buyer as of the date of this Agreement that set forth the exceptions to the representations and warranties contained in Article III or Article IV of this Agreement and certain other information called for by this Agreement.

“Disqualified Individual” shall have the meaning ascribed in Section 6.4(d).
“Earnest Money Deposit” shall have the meaning ascribed in Section 1.10.
“Employee Benefit Plans” shall have the meaning ascribed in Section 3.16(a).
“Encumbrance” means, with respect to the Assets and the Purchased Shares, any claim, lien, pledge, encumbrance, option, right of first refusal, buy-sell agreements, defect in title, charge, covenant, condition, easement, security interest, deed of trust, mortgage, right-of-way, encroachment, building or use restriction, conditional sales agreement, title retention agreement, restriction on transfer, voting agreements, voting trusts, proxies, preemptive rights (whether statutory or contractual), shareholder or similar agreements, adverse claims (as defined in Section 8-102(a)(1) of the Uniform Commercial Code) or other restrictions or encumbrances of any nature or kind, whether voluntarily incurred or arising by operation of law, including any agreement to give any of the foregoing in the future that is not eliminated, cured or waived as of the Closing Date.
“Environmental Claim” means any written notice, Action, suit, order, consent decree, penalty, fine, lien or claim (whether administrative, judicial or private in nature) arising from or related to: (a) an actual or alleged violation of or liability under any Environmental Requirements arising out of acts or omissions by the Company prior to the Closing Date; (b) the presence of any Hazardous Substance caused by the Company at, in, under, about or emanating from the Company Real Estate at or prior to the Closing Date; or (c) any abatement, removal, remedial, corrective or other response action in connection with an Environmental Requirement or order of a Governmental Authority arising out of acts or omissions by the Company prior to the Closing Date.
“Environmental Releases” means any spill, leak, emission, emptying, escaping, injection, deposit, discharge, disposal, escape, dumping, leaching, migrating, movement, placing, presence, pumping, pouring, seeping or release of a Hazardous Substance.
“Environmental Requirements” means all Laws and Permits and Licenses relating to (a) the protection of health, safety or the environment, (b) the discharge or discard of pollutants, wastes, contaminants, Hazardous Substances, odors or products, (c) monitoring for or mitigating risks of vapor intrusion or indoor air contamination; or (d) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term “Environmental Requirements” includes, but is not limited to, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), the Federal Water Pollution Control Act, as amended, the Federal Resource Conservation and Recovery Act, as amended, the Federal Clean Water Act, as amended, the Toxic Substances Control Act, as amended, the Federal Clean Air Act, as amended, and any and all other comparable state or local Laws, and all amendments thereto or regulations promulgated thereunder, relating to the environment, health or safety, including voluntary programs intended to facilitate voluntary Remediation of Environmental Releases or Hazardous Substances; provided, however, “Environmental Requirements” does not include those relating solely to the health or safety of employees or to health or safety of consumers of products sold or distributed by the Company.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and regulations promulgated thereunder
“Escrow Agent” shall have the meaning ascribed in Section 1.9.
“Escrow Agreement” shall have the meaning ascribed in Section 1.9.
“Estimated Cash and Cash Equivalents” shall have the meaning ascribed in Section 1.3(b).
“Estimated Capital Expenditures Deficit” shall have the meaning ascribed in Section 1.3(f).
“Estimated Closing Date Indebtedness” shall have the meaning ascribed in Section 1.3(d).
“Estimated Pre-Closing Tax Obligations” shall have the meaning ascribed in Section 1.3(e).
“Estimated Transaction Expenses” shall have the meaning ascribed in Section 1.3(c)
“Estimated WCA” shall have the meaning ascribed in Section 1.3(a).
“FDA” shall have the meaning ascribed in Section 3.24(a)(v).
“FFDC Act” shall have the meaning ascribed in Section 3.21(b).
“Financial Statements” means (a) the audited balance sheets of the Company as of each of December 31, 2011, December 29, 2012 and December 28, 2013 and the related audited consolidated statements of operations, shareholders’ equity and cash flows for each of the fiscal years then ended, and (b) the unaudited balance sheet of the Company as of June 28, 2014 and the related unaudited statements of operations and cash flows for the previous two fiscal quarters then ended and for the corresponding periods of the preceding fiscal year.
“Fixtures and Equipment” means all of the furniture, fixtures, furnishings, machinery, trucks, spare parts, supplies, equipment, computer hardware (including servers and network infrastructure), and other tangible personal property owned by the Company and used or usable in connection with the Business.
“Food and Drug Legal Requirement” means any Law, policy, regulation or procedure of the FDA or the FTC or other Governmental Authority of the U.S. or other applicable jurisdiction, relating to the manufacture, labeling, promotion, sale, safety or efficacy of the products of the Company or their regulation.
“FTC” shall have the meaning ascribed in Section 3.24(a)(v).
“FTC Act” shall have the meaning ascribed in Section 3.21(b).
“Fundamental Representations” shall have the meaning ascribed in Section 8.1.

“Funded Indebtedness” means, as of any date, without duplication, the outstanding principal amount of, accrued and unpaid interest on and other payment obligations (including any unpaid premiums, penalties, redemption costs and other charges payable as a result of the consummation of the Transactions contemplated by this Agreement) arising under any and all of the following obligations of the Company: (i) indebtedness for borrowed money or indebtedness issued in substitution or exchange for borrowed money or indebtedness for the deferred purchase price of property or services (other than trade payables and Ordinary Course operating expenses such as payroll and non-income Tax accruals), (ii) indebtedness evidenced by any note, bond, debenture or other debt security, in each case, as of such date, (iii) obligations under any interest rate, currency, swap or other hedging agreements, in each case, as of such date, excluding any undrawn letters of credit, (iv) obligations of the Company for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction that has been drawn upon as of such date, (v) obligations of the Company under any capital lease, or (vi) any indebtedness or obligations of the type referred to in any of the clauses (i) through (v) of another Person secured by any Assets of the Company or guaranteed by the Company. Notwithstanding the foregoing, “Funded Indebtedness” (a) shall not include any obligations under operating leases as determined under GAAP, and (b) shall include all prepayment or termination fees, expenses or breakage costs, redemption prices or premiums (including without limitation any “make-whole” premiums) and penalties in each case payable in connection with any redemption, prepayment, defeasance or other satisfaction of amounts for any outstanding Funded Indebtedness of the Company.
“GAAP” means United States generally accepted accounting principles, consistently applied.
“General Cap” shall have the meaning ascribed in Section 8.2(e)(i).
“Governmental Authority” means any nation or government, province, state, county, municipality and any other political subdivision, regulatory body, agency or instrumentality or authority of any of the foregoing, and any Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.
“Health and Safety Requirements” means all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of Law, all judicial and administrative orders and determinations, all contractual obligations and all common law requirements, in each case concerning worker health and safety, each as amended and as now or hereafter in effect.
“Hazardous Substances” means (i) any pollutant, contaminant, chemical, material, substance, waste or constituent, included within any definition in any Law of “hazardous substances,” “medical waste,” “special waste,” “hazardous waste,” “extremely hazardous substance,” “hazardous materials,” or “toxic substances”; and (ii) any material, waste or substance which is or contains: (A) petroleum, oil or a fraction thereof; (B) explosives, (C) radioactive materials; (D) asbestos or asbestos-containing material as defined by Environmental Requirements; and/or (E) mold; and (iii) any other biological or chemical substance, material or waste that is regulated or classified under any Environmental Requirement.

“HIPAA” shall have the meaning ascribed in Section 3.16(c).
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and rules and regulations promulgated thereunder.
“Indemnified Party” shall have the meaning ascribed in Section 8.2(c)(i).
“Indemnification Escrow Account” shall have the meaning ascribed in Section 1.9.
“Indemnification Escrow Amount” shall have the meaning ascribed in Section 1.4(a)(ii).
“Indemnifying Party” shall have the meaning ascribed in Section 8.2(c)(i).
“Intellectual Property” means all intellectual, industrial, and proprietary rights, whether domestic or foreign (including the right to sue and recover damages, costs and attorney’s fees for past, present and future infringement, misappropriation and/or dilution of same), including without limitation: (i) all patents, trademarks, trade names, service marks and copyrights; (ii) all trade secrets, confidential information, and know-how, including all technical, manufacturing, and engineering information, data, new developments, designs, inventions, or ideas, and all related documentation, whether in hard copy or electronic format; (iii) all words, symbols, icons, logos, trade dress or other indicia of origin, whether registered or unregistered, and all rights necessary to prevent unfair trading; (iv) all information technology systems and computer software, including without limitation, source code, operating systems and specifications, data, databases, files, programs, documentation and materials related thereto; (v) all Internet addresses and domain names; (vi) all applications and registrations related to, and all licenses and sub-licenses granted to or by third parties to use, any of the foregoing; and (vii) all goodwill relating to any of the foregoing.
“Interim Balance Sheet” means the interim balance sheet of the Company as of June 28, 2014, together with any related notes, as included in Schedule 3.9.
“Inventory” means all inventory of the Company held for resale or in transit with respect to the Business and all of the Company’s raw materials, work-in-process, finished products, wrapping, supply and packaging items and similar items with respect to the Business, in each case wherever the same may be located.
“Laws” means all foreign, federal, state or local laws, statutes, codes, ordinances, regulations, rules, orders, judgments, decisions, administrative requirement or restriction, and decrees of Governmental Authorities.
“Lease” and “Leases” shall have the meaning ascribed in Section 3.5(c).
“Leased Real Property” shall have the meaning ascribed in Section 3.5(c).
“Liability” means any and all debts, liabilities and obligations of any kind or nature, whether accrued or fixed, absolute or contingent, matured or unmatured, known or unknown, determined or determinable, unasserted or asserted, liquidated or unliquidated or due or to become due, including any liability for Taxes.

“Losses” shall have the meaning ascribed in Section 8.2(a).
“Management Agreements” means (i) the Management Services Agreement by and between the Company and Taglich Private Equity (f/k/a Weatherly Group, LLC) dated as of February 11, 2010, (ii) the agreement for consulting services by and between the Company and Jay Shuster, and (iii) the agreement for consulting services by and between the Company and Robert Allen.
“Material Adverse Effect” or “Material Adverse Change” means any effect, change, fact, circumstance or development that, individually or in the aggregate with all other effects, changes, facts, circumstances or developments, is, or is reasonably likely to be, materially adverse to (a) the condition (financial or otherwise), of the business, operations, Assets or liabilities of the Company or the Seller; provided, however, that any such effect, change, fact, circumstance or development arising out of or resulting from (i) any change in economic or capital market conditions generally, (ii) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (iii) any actions required to be taken pursuant to this Agreement or any agreement contemplated herein, shall not be considered when determining whether a Material Adverse Effect has occurred unless any of the matters described in clauses (i) or (ii) hereof have a disproportionate effect on the Company or the Seller as compared to other Persons who operate in the same industry; or (b) the ability of the Company or the Seller to timely consummate the Transactions contemplated hereunder.
“Material Contract Consents” shall have the meaning ascribed in Section 3.6(b).
“Material Contracts” shall have the meaning ascribed in Section 3.6(a).
“Mini Basket Amount” shall have the meaning ascribed in Section 8.2(e)(i).
“Net Working Capital” shall have the meaning ascribed in Section 1.6(c).
“Non-Closing Condition Amendments” means those amendments described on Schedule 11.2.
“Ordinary Course” and “Ordinary Course of Business” shall mean the ordinary course of business consistent with past custom and practice of the Company, including with respect to quantity and frequency.
“Owned Real Property” shall have the meaning ascribed in Section 3.5(a).
“Parent” shall have the meaning ascribed in the Preamble.
“Party” and “Parties” shall mean and include all of the persons and/or entities executing this Agreement.
“Pay-Off Letters” shall have the meaning ascribed in Section 1.5.

“Payment Direction Certificate” shall have the meaning ascribed in Section 1.3.
“Permits and Licenses” means all necessary licenses, permits, franchises, certificates, variances, approvals, authorizations, consents, or orders of, or filings with, any Governmental Authority, or any other Person.
“Permitted Encumbrances” means: (i) any Encumbrance for current Taxes and assessments not yet due or payable; (ii) any Encumbrance for Tax assessments and other charges or claims with respect to Taxes or assessments that are due and payable and the validity of which are being contested in good faith by appropriate proceedings (promptly commenced and conducted) during which collection or enforcement is stayed and as to which appropriate reserves have been established in accordance with GAAP; (iii) mechanics’ and materialmen’s liens incurred in the ordinary course of business for amounts not yet due, (iv) statutory liens of landlords’ and workmen’s, repairmen’s, warehousemen’s and carriers’ liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet due or payable, (v) recorded easements, rights-of-way, restrictions and other similar Encumbrances (excluding in all instances liens, pledges, security interests, deeds of trust and mortgagees) which, in the aggregate, do not, or would not be reasonably be expected to, materially interfere with the occupation, use, and enjoyment of the Assets encumbered thereby in the normal course of the Business or materially impair the marketability or value of the Asset subject thereto, and (vi) the Encumbrances described on Schedule 11.3.
“Person” means any individual, sole proprietorship, enterprise, firm, partnership, limited liability company, joint venture, trust, unincorporated association, corporation, entity or Governmental Authority.
“Pre-Closing Periods” shall have the meaning ascribed in Section 6.6(a).
“Pre-Closing Straddle Period” shall have the meaning ascribed in Section 6.6(a).
“Pre-Closing Tax Obligations” means unpaid income Tax (including, without duplication, unpaid estimated Tax with respect to such income and gain recognized on or prior to the Closing Date) (a) that is due in respect of income Tax Returns for Pre-Closing Periods or Pre-Closing Straddle Periods described in Section 6.6(a); and (b)(i) in the case of income Taxes other than estimated Taxes, which income Taxes the Seller is required to remit or cause to be remitted, with respect to such Tax Returns pursuant to Section 6.6(a), and (ii) in the case of estimated Tax, which Tax is due in respect of income or gain recognized on or prior to the Closing Date, regardless of whether such estimated taxes are payable prior to, on, or after the Closing Date.
“Products” shall have the meaning ascribed in Section 3.24(a)(i).
“Purchase Price” shall have the meaning ascribed in Section 1.2.
“Purchased Shares” shall have the meaning ascribed in the Recitals.
“Release Agreement” shall have the meaning ascribed in Section 8.3(d).

“Releasees” shall have the meaning ascribed in Section 8.3(a).
“Releasing Parties” shall have the meaning ascribed in Section 8.3(a).
“Remediation” means any action necessary to comply with Environmental Requirements associated with the presence or Environmental Release of any Hazardous Substance.
“Representative” means any officer, director, principal, agent, contractor, employee or other authorized representative.
“Required Amendments” means the Closing Condition Amendments and the Non-Closing Condition Amendments.
“Securities Act” means the Securities Act of 1933, as amended.
“SEC” means the United States Securities and Exchange Commission.
“Seller” shall have the meaning ascribed in the first paragraph of this Agreement.
“Seller Engagement” shall have the meaning ascribed in Section 10.14.
“Seller LLC Agreement” shall have the meaning ascribed in Section 6.17.
“Straddle Period” shall have the meaning ascribed in Section 6.6(a).
“Straddle Period Tax Matter” shall have the meaning ascribed in Section 6.6(f)(ii).
“Subsequent Event” shall have the meaning ascribed in Section 6.1(d).
“Subsidiaries” means with respect to any Person of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such a business entity (other than a corporation) is such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). The term Subsidiary shall include all Subsidiaries of such Subsidiary.
“Survival Period” shall have the meaning ascribed in Section 8.1.
“Target Net Working Capital” shall have the meaning ascribed in Section 1.6(c).
“Tax Benefit” shall have the meaning ascribed in Section 8.2(f).

“Tax Detriment” shall have the meaning ascribed in Section 8.2(f).
“Tax Matter” shall have the meaning ascribed in Section 6.6(f)(i).
“Tax Returns” shall mean all returns, reports, declarations, estimates, claims for refund, information statements or returns relating to or required to be filed in connection with any Taxes, including any schedule or attachment thereto, and including any amendment thereof. Any of the foregoing Tax Returns may also be referred to as a “Tax Return.”
“Taxes” shall mean, without limitation, all taxes, charges, fees, levies, or other like assessments, including all federal, possession, state, city, county, and foreign income, profits, employment (including social security, unemployment insurance and employee withholding), franchise, gross receipts, sales, use, transfer, stamp, occupation, property, capital, severance, premium, windfall profits, customs, duties, ad valorem, value added and excise taxes; including any interest, penalty, or addition thereto or with respect to any Tax Return or failure to file a Tax Return, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other person, whether arising by contract, by Law, equity or other means Any of the foregoing may also be referred to as a “Tax.”
“Termination Date” shall have the meaning ascribed in Section 9.1(b).
“Title Commitment” shall have the meaning ascribed in Section 6.15.
“Title Company” shall have the meaning ascribed in Section 6.15.
“Title Policy” and “Title Policies” shall have the meaning ascribed in Section 6.15.
“To the Knowledge of the Company,” or “to the Knowledge of the Seller” shall have the meaning ascribed in Section 10.9.
“Trade Secrets” means all know-how, trade secrets, designs, confidential or proprietary information, customer lists, recipes, formulae, specifications, technical information, data, manuals, blueprints, patterns, dies, process technology, plans, drawings, inventions, and discoveries, whether or not patentable, and similar materials recording or evidencing expertise.
“Transactions” shall have the meaning ascribed in Section 2.1.
“Transaction Expenses” shall mean (without duplication), to the extent not paid prior to the close of business on the day immediately preceding the Closing, (i) the aggregate amount payable by the Company to outside legal counsel, accountants, advisors, investment bankers, brokers and other third parties, and all other out-of-pocket costs and expenses incurred by the Company (or by the Seller, to the extent such costs and expenses are deemed a liability of the Company) in connection with the execution and delivery of this Agreement or the consummation of the Transactions, (ii) any amounts payable by the Company under, or in connection with the termination of, the Management Agreements, (iii) all change of control, closing or signing bonuses, severance, termination, retention or similar payments payable by the Company, or benefits provided by the Company to, any officer, director or employee of the Company or any other Person in connection with the execution and delivery of this Agreement or the consummation of the Transactions, including any gross up payments relating to any Tax imposed under Section 4999 of the Code arising in connection with any of the foregoing and the aggregate amount of the employer portion of any payroll Taxes attributable to any of the foregoing, and (iv) all transfer, sales, use, bulk sales, recording, registration, documentary, stamp, or other similar Taxes and all conveyance fees, recording charges and similar fees and charges (including any penalties and interest) payable by the Company under Section 10.11.

“Warning Letter” means any letter issued by the FDA notifying a party that, upon inspection, it has been found to be in violation of one or more FDA regulations, or any letter issued by the FTC notifying a party that it has been found to be in violation of one or more provisions of the FTC Act.
“Working Capital Adjustment” shall have the meaning ascribed in Section 1.6(c).

IN WITNESS WHEREOF, the Parties have caused this Stock Purchase Agreement to be duly executed and delivered as of the day and year first above written.

BUYER:

NUTS DISTRIBUTOR OF AMERICA INC., a Washington corporation

By:	/s/ Robert V. Vitale
Robert V. Vitale, Treasurer

PARENT:

POST HOLDINGS, INC., a Missouri corporation

By:	/s/ Robert V. Vitale
Robert V. Vitale, Chief Financial Officer

COMPANY:

AMERICAN BLANCHING COMPANY, a Georgia corporation

By:	/s/ Jack Warden
Jack Warden, President and Chief Executive Officer

SELLER:

ABC PEANUT BUTTER, LLC, a Delaware limited liability company

By:	/s/ Rich Baum
Rich Baum, Manager

Signature Page to Stock Purchase Agreement